KAR AUCTION SERVICES, INC.



Notice of Annual Meeting and Proxy Statement

Annual Meeting of Stockholders

June 2, 2022



April 22, 2022

Dear Fellow Stockholder:

Thank you for your continued investment in and support of KAR Auction Services, Inc. d/b/a KAR Global ("KAR Global" or the "Company"). You are cordially invited to attend KAR Global's 2022 annual meeting of stockholders, which will be hosted virtually. You will be able to attend the 2022 annual meeting online, vote your shares electronically and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2022.

As a KAR Global stockholder, your vote is important. The matters to be acted upon are described in the notice of annual meeting of stockholders and the proxy statement. Even if you are planning to attend the virtual meeting, you are strongly encouraged to vote your shares in advance through one of the methods described in the proxy statement.

The semi-conductor shortage and continuing impacts of the COVID-19 pandemic significantly challenged the wholesale used vehicle marketplace. Despite the unexpected headwinds, KAR Global continued to advance our digital transformation. We are proud to have sold approximately 2.6 million vehicles and generated strong cash flow from operations of $413.2 million while extending our leadership position in digital used vehicle marketplaces in 2021. Notably, we completed our integration of BacklotCars and TradeRev in the U.S., expanded our digital dealer-to-dealer footprint with the acquisition of CARWAVE, grew dealer-consigned vehicles sold 37% and increased gross profit per vehicle sold 19% to $277.

Thank you again for your continued support of KAR Global, our Board of Directors, our employees and our future.

Sincerely,

James P. Hallett
Executive Chairman and
Chairman of the Board

Peter Kelly
Chief Executive Officer

This proxy statement is dated April 22, 2022 and is first being distributed to stockholders on or about April 22, 2022.



11299 North Illinois Street
Carmel, Indiana 46032

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	9:00 a.m., Eastern Daylight Time, on June 2, 2022
Place:	Online at www.virtualshareholdermeeting.com/KAR2022
Admission:	To attend the 2022 annual meeting, visit www.virtualshareholdermeeting.com/KAR2022. You will need the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card or on the instructions that accompanied your proxy materials.
Items of Business:	The holders of shares of Series A Convertible Preferred Stock (the "Series A Preferred Stock"), voting as a separate class, are being asked to vote on: **Proposal No. 1:** To elect the director nominee designated by Ignition Parent LP ("Apax Investor") to the Board of Directors. The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items: **Proposal No. 2:** To elect each of the other nine director nominees to the Board of Directors. **Proposal No. 3:** To approve, on an advisory basis, executive compensation. **Proposal No. 4:** To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2022. To transact any other business as may properly come before the meeting or any adjournments or postponements thereof.
Record Date:	You are entitled to vote at the 2022 annual meeting and at any adjournments or postponements thereof if you were a stockholder of record at the close of business on April 8, 2022. A list of stockholders entitled to vote at the 2022 annual meeting will be available for examination during ordinary business hours for 10 days prior to the meeting at the address listed above, and the list will also be available online during the meeting.
Voting by Proxy:	Whether or not you plan to virtually attend the 2022 annual meeting, please vote at your earliest convenience by following the instructions in the Notice of Internet Availability of Proxy Materials or the proxy card you received in the mail so that your shares can be voted at the 2022 annual meeting in accordance with your instructions. For specific instructions on voting, please refer to the instructions on your enclosed proxy card.

On Behalf of the Board of Directors,

Charles S. Coleman

April 22, 2022
Carmel, Indiana

Charles S. Coleman
EVP, Chief Legal Officer and Secretary

Notice of Internet Availability of Proxy Materials for the Annual Meeting

The proxy statement for the 2022 annual meeting and the annual report to stockholders for the fiscal year ended December 31, 2021, each of which is being provided to stockholders prior to or concurrently with this notice, are also available to you electronically via the Internet. We encourage you to review all of the important information contained in the proxy materials before voting. To view the proxy statement and annual report to stockholders on the Internet, visit our website, www.karglobal.com, and click on "Investors" and then the "Financials" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC.

TABLE OF CONTENTS

Forward-Looking Statements: *This proxy statement contains information that may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and which are subject to certain risks, trends and uncertainties. In particular, statements made that are not historical facts may be forward-looking statements. Words such as "should," "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions identify forward-looking statements. Such statements are based on management's current expectations, are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results projected, expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include those uncertainties regarding the impact of the COVID-19 pandemic on our business and the economy generally, and those other matters disclosed in the Company's SEC filings. The Company does not undertake any obligation to update any forward-looking statements.*

KAR GLOBAL.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement before voting. For more complete information regarding the 2021 performance of KAR Auction Services, Inc. (the "Company," "KAR," "KAR Auction Services" or "KAR Global"), please review the Company's Annual Report on Form 10-K for the year ended December 31, 2021.

ANNUAL MEETING OF STOCKHOLDERS

Date and Time:	9:00 a.m., Eastern Daylight Time, on June 2, 2022
Location:	Online at www.virtualshareholdermeeting.com/KAR2022
Record Date:	Stockholders of record as of the close of business on the record date, April 8, 2022, are entitled to vote at the 2022 annual meeting of stockholders. On the record date, the Company had 121,532,564 shares of common stock issued and outstanding and 623,397 shares of Series A Preferred Stock issued and outstanding.
NYSE Symbol:	KAR
Registrar and Transfer Agent:	American Stock Transfer & Trust Company, LLC

ITEMS TO BE VOTED ON AT ANNUAL MEETING OF STOCKHOLDERS

Proposal	Our Board's Recommendation	Page
1. Election of the director nominee designated by the Apax Investor.	**FOR** the director nominee	6
2. Election of each of the other nine director nominees.	**FOR** each director nominee	6
3. Approval, on an advisory basis, of executive compensation.	**FOR**	25
4. Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2022.	**FOR**	62

BOARD NOMINEES (PAGES 7–13)

Name	Age	Director Since	Independent	Primary Occupation	Committee Membership*
Roy Mackenzie	50	2020	Yes	Partner of Apax Partners, LP	CC
Carmel Galvin	53	2020	Yes	Chief People Officer at Stripe, Inc.	CC (Chair), NCGC
James P. Hallett	69	2007	No	Executive Chairman and Chairman of the Board of KAR Auction Services, Inc.	—
Mark E. Hill	66	2014	Yes	Managing Partner of Collina Ventures, LLC	NCGC (Chair), RC
J. Mark Howell	57	2014	Yes	Managing Director of Mintaka Ventures, LLC	RC (Chair), AC
Stefan Jacoby	64	2019	Yes	Non-Executive Director of McLaren Group	CC, NCGC
Peter Kelly	53	2021	No	Chief Executive Officer of KAR Auction Services, Inc.	—
Michael T. Kestner**	68	2013	Yes	Building Products and Automotive Industry Consultant	AC (Chair), RC
Sanjeev Mehra	63	2021	Yes	Managing Partner of Periphas Capital, LP	—***
Mary Ellen Smith	62	2019	Yes	Corporate Vice President of Worldwide Business Operations of Microsoft Corporation	AC, RC

*   AC=Audit Committee
CC=Compensation Committee
NCGC=Nominating and Corporate Governance Committee
RC=Risk Committee

**   Lead Independent Director

*** If Mr. Mehra is re-elected by the stockholders, we expect Mr. Mehra to join the Compensation Committee immediately following the 2022 annual meeting.

BOARD DIVERSITY & EXPERIENCE

30%
of our directors are women/ethnically diverse

80%
of our directors were born outside the U.S.

50%
of our directors are current or former CEOs

60%
of our directors have tenures of <3 years

80%
of our directors have digital leadership experience

100%
of our directors have executive leadership experience

2021 BUSINESS HIGHLIGHTS

For the year ended December 31, 2021, the Company continued to advance its digital transformation. Specific highlights for fiscal 2021 included:



Grew dealer-consigned vehicles **37%**

with approximately **550,000** vehicles sold via North American digital dealer-to-dealer marketplaces on a proforma basis *(including CARWAVE pre-acquisition volumes)*

Enhanced digital offerings with the
acquisition of CARWAVE

expanding dealer-to-dealer footprint in California and other western states





Generated
strong cash flow from operations
of ***$413.2 million***

an increase of 7%

Increased operating profit **54%**
to ***$210.6 million***





Grew gross profit per vehicle sold **19%**
to ***$277***

exclusive of depreciation and amortization

CORPORATE GOVERNANCE HIGHLIGHTS (PAGES 14–18)

We are committed to high standards of ethical and business conduct and strong corporate governance practices. This commitment is highlighted by the practices described below as well as the information contained on our website, www.karglobal.com, which can be accessed by clicking on "Investors" and then the "Governance" tab.

Annual Elections: Our directors are elected annually for one-year terms.

Majority Voting: We maintain a majority voting standard for uncontested director elections with a policy for directors to tender their resignation if less than a majority of the votes cast are in their favor.

Director and Committee Independence: Eight of our ten director nominees are independent, and all committees of our Board of Directors (the "Board") are comprised entirely of independent directors.

Executive Sessions: Our independent directors meet in executive session at each regularly scheduled Board meeting.

Lead Independent Director: We have a lead independent director who presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and the Company's Executive Chairman and Chairman of the Board and the CEO.

Diversity: Female and minority directors compromise 30% of our Board.

Annual Board and Committee Evaluations: The Board and its committees each evaluates its performance each year.

Robust Equity Ownership Requirements for Non-Employee Directors: The stock ownership guideline for our non-employee directors is five times their annual cash retainer.

Robust Equity Retention Requirements for Non-Employee Directors: All shares of our common stock granted to non-employee directors must be held for three years after vesting while serving as a director.

Robust Equity Ownership Requirements for Executive Officers: We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is five times his annual base salary and, for the remaining named executive officers, three times annual base salary. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

Anti-Hedging and Pledging Policies: Our directors and executive officers are prohibited from hedging or pledging Company stock.

Annual Management and CEO Evaluation and Succession Planning Review: Our Board conducts an annual evaluation and review of our CEO and each executive officer's performance, development and succession plan.

Board Risk Oversight: The Risk Committee assists the Board in its oversight of: (i) the principal business, financial, technology, operational and regulatory risks and other material risks and exposures of the Company; and (ii) the actions, activities and initiatives of the Company to mitigate such risks and exposures. The Risk Committee provides oversight with respect to risk practices implemented by management, except for the oversight of risks that have been specifically delegated to another committee of the Board (in which case the Risk Committee may maintain oversight over such risks through the receipt of reports from such committees).

EXECUTIVE COMPENSATION (PAGES 25–57)

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. We believe that this strong pay-for-performance orientation has served us well in recent years. For more information regarding our named executive officer compensation, see "Compensation Discussion and Analysis" and the compensation tables that follow such section.

Executive Compensation Best Practices

WHAT WE DO

✓ *Pay for performance:* Our annual incentive program is 100% performance based and our equity incentive program is 90% performance based, with 50% of our equity awards in the form of PRSUs and 40% of our equity awards being performance-based stock options.

✓ *Independent Compensation Committee:* All of the members of our Compensation Committee are independent under NYSE rules.

✓ *Independent compensation consultant:* The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✓ *"Double-trigger" equity vesting:* Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✓ *Robust equity ownership requirements:* The stock ownership guideline for our CEO is five times his annual base salary, and three times annual base salary for the other executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✓ *Maximum payout caps:* The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✓ *Annual compensation risk assessment:* Each year we perform an assessment of any risks that could result from our compensation programs and practices.

✓ *Clawback policy:* Our clawback policy provides for the recovery and cancellation of incentive compensation of an executive officer in the event we are required to prepare an accounting restatement due to such executive officer's intentional misconduct.

✓ *Stockholder alignment:* We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✗ *Pay dividends on unvested equity awards:* Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if and to the extent the underlying PRSUs and RSUs vest.

✗ *Provide excise tax gross-ups:* We do not provide "golden parachute" excise tax gross-ups.

✗ *Provide excessive perquisites:* We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✗ *Guarantee incentive compensation:* Our annual incentive program is 100% performance-based and our equity incentive program is 90% performance-based, without guaranteeing any minimum levels of payment.

✗ *Allow hedging or pledging of the Company's securities:* We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✗ *Reprice stock options:* Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✗ *Provide pension benefits or supplemental retirement plans:* We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

98%
"Say on Pay"
Support in 2021

PROPOSALS NO. 1 & 2:
ELECTION OF DIRECTORS

DIRECTORS ELECTED ANNUALLY

The Apax Investor has designated, and our Board has nominated, Roy Mackenzie, to stand for election to the Board at the 2022 annual meeting. In addition, our Board has nominated the nine individuals named below to stand for election to the Board at the 2022 annual meeting. The Company's directors are elected each year by our stockholders at the annual meeting (with one member of the Board being elected solely by the holders of Series A Preferred Stock). We do not have a staggered or classified board. Each director's term will last until the 2023 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal. The director nominee designated by the Apax Investor must receive the affirmative vote of a majority of the votes cast by the holders of Series A Preferred Stock (voting as a separate class), and the nine other director nominees must receive the affirmative vote of a majority of the votes cast by the holders of common stock and Series A Preferred Stock, voting together as a single class, in the election of directors at the 2022 annual meeting to be elected (i.e., the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" such nominee).

DIRECTOR INDEPENDENCE

The Board is responsible for determining the independence of our directors. Under the NYSE listing standards, a director qualifies as independent if the Board affirmatively determines that the director has no material relationship with the Company. While the focus of the inquiry is independence from management, the Board is required to broadly consider all relevant facts and circumstances in making an independence determination. In making independence determinations, the Board complies with NYSE listing standards and considers all relevant facts and circumstances. Based upon its evaluation, our Board has affirmatively determined that the following directors meet the standards of "independence" established by the NYSE: Carmel Galvin, Mark E. Hill, J. Mark Howell, Stefan Jacoby, Michael T. Kestner, Roy Mackenzie, Sanjeev Mehra and Mary Ellen Smith. With respect to the portion of fiscal 2021 during which they served on the Board, the Board also determined that David DiDomenico and Stephen E. Smith met the standards of "independence" established by the NYSE. James P. Hallett, our Executive Chairman and Chairman of the Board, and Peter J. Kelly, our CEO, are not independent directors.

BOARD NOMINATIONS AND DIRECTOR NOMINATION PROCESS

The Board is responsible for nominating members for election to the Board and for filling vacancies on the Board that may occur between the annual meetings of stockholders. The Nominating and Corporate Governance Committee is responsible for identifying, screening and recommending candidates to the Board for Board membership. When formulating its Board membership recommendations, the Nominating and Corporate Governance Committee may also consider advice and recommendations from others, including third-party search firms, current Board members, management, stockholders and other persons, as it deems appropriate.

The Nominating and Corporate Governance Committee uses a variety of methods to identify and evaluate potential candidates. Consideration of candidates typically involves a series of internal discussions, review of candidate information, and interviews with selected candidates. The Nominating and Corporate Governance Committee will consider the candidate against the criteria it has adopted, as further discussed below, in the context of the Board's then-current composition and the needs of the Board and its committees, and will ultimately recommend qualified candidates for election to the Board. Though the Nominating and Corporate Governance Committee does not have a formal policy regarding consideration of director candidates recommended by stockholders, the Nominating and Corporate Governance Committee generally evaluates such candidates in the same manner by which it evaluates director candidates recommended by other sources. With respect to the director to be elected by the holders of shares of Series A Preferred Stock, such nominee is required to have been designated by the Apax Investor pursuant to the Apax Investment Agreement.

As detailed in both the Nominating and Corporate Governance Committee Charter and the Corporate Governance Guidelines, director candidates are selected based upon various criteria, including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Director candidates are considered in light of the needs of the Board with due consideration given to the foregoing criteria. Board members are expected to prepare for, attend and participate in all Board and applicable committee meetings and the Company's annual meetings of stockholders.

In addition, a stockholder may nominate candidates for election as a director, provided that the nominating stockholder follows the procedures set forth in Article II, Section 5 of the Company's Second Amended and Restated By-Laws for nominations by stockholders of persons to serve as directors, including the requirements of timely notice and certain information to be included in such notice. Deadlines for stockholder nominations for next year's annual meeting are included in the "Requirements, Including Deadlines, for Submission of Proxy Proposals" section on page 67.

Pursuant to our employment agreements with James P. Hallett, our Executive Chairman and Chairman of the Board, and Peter J. Kelly, our Chief Executive Officer, the Company will nominate each of Messrs. Hallett and Kelly to serve as a member of the Board during his respective period of employment under such agreement.

BOARD QUALIFICATIONS AND DIVERSITY

The Nominating and Corporate Governance Committee and the Board believe that diversity along multiple dimensions, including opinions, skills, perspectives, personal and professional experiences, and other differentiating characteristics, is an important element of its nomination recommendations. The Nominating and Corporate Governance Committee has not identified any specific minimum qualifications which must be met for a person to be considered as a candidate for director. However, Board candidates are selected based upon various criteria including experience, skills, expertise, diversity, personal and professional integrity, character, business judgment, time availability in light of other commitments, dedication, conflicts of interest and such other relevant factors that the Nominating and Corporate Governance Committee considers appropriate in the context of the needs of the Board. Although the Board does not have a formal diversity policy, the Nominating and Corporate Governance Committee and Board review these factors, including diversity of gender, race, ethnicity, age, cultural background and professional experience, in considering candidates for Board membership.

INFORMATION REGARDING THE NOMINEES FOR ELECTION TO THE BOARD

The following information is furnished with respect to each nominee for election as a director. All of the nominees were elected by the stockholders at last year's annual meeting, except for Mr. Mehra, who joined the Board effective October 27, 2021. Mr. Mehra was recommended for consideration by the Nominating and Corporate Governance Committee as a potential nominee by current independent directors. For so long as the Apax Investor meets certain beneficial ownership conditions as detailed in the Apax Investment Agreement, the Apax Investor has the right to designate one director to the Board. The Apax Investor has designated Roy Mackenzie for election in 2022 for a term expiring at the 2023 annual meeting. Consistent with the Apax Investment Agreement, our Board now nominates, and recommends, Mr. Mackenzie for election in 2022 for a term expiring at the 2023 annual meeting. The appointment of the Apax Investor designee will be voted on by the holders of Series A Preferred Stock at each annual meeting until the Apax Investor ceases to meet certain beneficial ownership conditions as detailed in the Apax Investment Agreement.

Each of the nominees has consented to being named in this proxy statement and to serve as a director if elected. If Roy Mackenzie shall not be available for election as a director at the 2022 annual meeting, it is intended that shares represented by the accompanying proxy will be voted for the election of a substitute nominee designated by the Apax Investor. If any of the other nine nominees is unavailable to stand for election as a director, your proxy holders will have the authority and discretion to vote for another nominee proposed by the Board or the Board may reduce the number of directors to be elected at the 2022 annual meeting. The ages of the nominees are as of the date of the 2022 annual meeting, June 2, 2022.

Nominees for Election as Directors to Be Elected by Holders of Series A Preferred Stock

Roy Mackenzie



Independent Director
since June 2020
Age: 50

Current Board Committees:
Compensation Committee

Career Highlights

- Partner at Apax Partners, LP ("Apax"), a private equity advisory firm, since January 2003, and also serves on the Investment Committees for the Apax Buyout Funds and Apax Global Alpha.
- Director of Trade Me Ltd, Vyaire Medical, Inc., and Duck Creek Technologies, Inc., each in connection with investments by funds advised by Apax.
- Previously served as a director of several companies in connection with investments by funds advised by Apax, including Sophos Group plc, King Digital Entertainment plc, Exact Software NV, Epicor Software, Inc., and NXP Semiconductors NV.
- Holds an MBA from Stanford Graduate School of Business and a M.Eng in Electrical Engineering from Imperial College, London.

Other Public and Registered Investment Company Directorships in Last Five Years: Director of Duck Creek Technologies, Inc. since April 2016. Partner at Apax since 2003. Director of Sophos Group PLC from May 2015 to March 2020.

Skills and Qualifications

✓ Extensive experience working closely with management teams to build successful technology companies.

✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.

✓ Deep technology expertise.

✓ Current and prior public board service brings valuable skills and perspectives to our Board.

Mr. Mackenzie is a director who was designated by the Apax Investor under the terms of the Apax Investment Agreement. Only the holders of Series A Preferred Stock may vote on the election of Mr. Mackenzie as a director at the 2022 annual meeting.

✓ **The Board of Directors recommends a vote FOR the election of the foregoing nominee to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of the director nominee named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.



Nominees for Election as Directors to Be Elected by Holders of Common Stock and Series A Preferred Stock, Voting Together as a Single Class

Carmel Galvin



Independent Director
since February 2020
Age: 53

Current Board Committees:
Compensation Committee (Chair) and Nominating and Corporate Governance Committee

Career Highlights

- Chief People Officer at Stripe, Inc., a payment software services and solutions company, since January 2021.

- Chief Human Resources Officer ("CHRO") and Senior Vice President, People and Places, at Autodesk, Inc., a multinational software corporation, from March 2018 to January 2021.

- CHRO and Senior Vice President at Glassdoor, Inc., a job listing platform, from April 2016 to February 2018.

- CHRO and Senior Vice President at Advent Software, Inc., an investment management software company, from October 2014 to April 2016.

- Vice President of Talent & Culture Development for Deloitte New-venture Accelerator (DNA), from May 2013 to October 2014.

- Provided human resources consulting services from January 2011 to April 2013 at Front Arch, Inc. and from September 2009 to December 2011 at Corporate Leadership Council (CLC), Corporate Executive Board.

- Managing Director, Global Head of Human Resources at Moody's Analytics (formerly Moody's KMV) from November 2004 to March 2008 and Vice President, Global Head of Human Resources at Barra, Inc. from September 1995 to June 2002.

- Graduate of Trinity College Dublin (BA) and University College Dublin (MBS).

Skills and Qualifications

✓ More than 25 years of talent and culture leadership experience with global organizations in the technology and online sectors.

✓ Extensive experience in helping transform global companies, including leading diversity and inclusion, employee engagement and culture management efforts at companies with varied locations, languages and cultures.

✓ Significant experience with executive compensation programs and practices, including working directly with boards and compensation committees on compensation, talent and succession planning initiatives.

✓ Provides diverse international perspective.

James P. Hallett



Director
since April 2007
Age: 69

Executive Chairman and Chairman of the Board

Career Highlights

- Executive Chairman of the Company since April 2021 and Chairman of the Board of the Company since December 2014. Chief Executive Officer of the Company from September 2009 to March 2021.

- Chief Executive Officer and President of ADESA from April 2007 to September 2009, a wholly owned subsidiary of the Company.

- President of Columbus Fair Auto Auction, a large independent automobile auction located in Columbus, Ohio, from May 2005 to April 2007.

- After selling his auctions to ADESA in 1996, Mr. Hallett held various senior executive leadership positions with ADESA between 1996 and 2005, including President and Chief Executive Officer of ADESA.

- Founded and owned two automobile auctions in Canada from 1990 to 1996.

- Managed and then owned a number of new car franchise dealerships for 15 years.

- Winner of multiple industry awards, including NAAA Pioneer of the Year in 2008 and the Ed Bobit Industry Icon award in 2018.

- Recognized as the EY Entrepreneur of the Year 2014 National Services Award Winner and one of Northwood University's 2015 Outstanding Business Leaders.

- Graduate of Algonquin College.

Skills and Qualifications

✓ Committed and deeply engaged leader with over 20 years of experience in key leadership roles throughout the Company and over 40 years of experience in the industry.

✓ As the former Chief Executive Officer and now Executive Chairman, Mr. Hallett has a thorough and in-depth understanding of the Company's business and industry, including its employees, business units, customers and investors, which provides an additional perspective to our Board.

✓ Utilizes strong communication skills to guide Board discussions and keep our Board apprised of significant developments in our business and industry; including our risk management practices, strategic planning and development.

Mark E. Hill



Independent Director
since June 2014
Age: 66

Current Board Committees:
Nominating and Corporate Governance Committee (Chair) and Risk Committee

Career Highlights

- Managing Partner of Collina Ventures, LLC, a private investment company that invests in software and technology companies, since 2006.

- Chairman and Chief Executive Officer of Lumavate LLC, a company that provides a platform for building cloud-based mobile applications, from November 2017 to April 2021 and Executive Chairman from May 2021 to December 2021.

- Co-founder and Chairman of Bluelock, LLC, a privately held infrastructure-as-a-service company, from 2006 to March 2018.

- Co-Founder, President and Chief Executive Officer of Baker Hill Corporation, a banking industry software and services business, from 1985 to 2006. Baker Hill Corporation was acquired by Experian PLC, a global information solutions company, in 2005.

- Graduate of the University of Notre Dame (BBA) and Indiana University (MBA).

Skills and Qualifications

✓ Significant executive leadership and management experience leading and owning a software and technology-based business provides our Board with expertise in technology, innovation, and strategic investments.

✓ Extensive experience as an investor and mentor to numerous early stage software and technology companies provides entrepreneurial perspective to the Board.

✓ Key leadership experience in numerous central Indiana business and community service organizations, including Central Indiana Corporate Partnership, Ascend Indiana, the Orr Fellowship and the local Teach For America board.

✓ Public company board experience, including serving as a lead independent director.

J. Mark Howell



Independent Director
since December 2014
Age: 57

Current Board Committees:
Risk Committee (Chair) and Audit Committee

Career Highlights

- Managing Director of Mintaka Ventures, LLC, a firm focused on private investments, since August 2021.

- President and Chief Executive Officer of Conexus Indiana, Indiana's advanced manufacturing and logistics initiative sponsored by Central Indiana Corporate Partnership, Inc., from January 2018 to August 2021.

- Chief Operating Officer of Angie's List, Inc., a national local services consumer review service and marketplace, from March 2013 to September 2017. Angie's List, Inc. was acquired in 2017 and merged into ANGI Homeservices Inc.

- President, Ingram Micro North America Mobility of Ingram Micro Inc., a technology distribution company, from 2012 to 2013.

- President, BrightPoint Americas of BrightPoint, Inc., a distributor of mobile devices for phone companies, including Chief Operating Officer, Executive Vice President and Chief Financial Officer, from 1994 to 2012. BrightPoint, Inc. was sold to Ingram Micro Inc. in 2012.

- Vice President and Corporate Controller of ADESA from August 1992 to July 1994, now a wholly owned subsidiary of the Company.

- Audit Staff and Senior Staff at Ernst & Young LLP.

- Graduate of the University of Notre Dame (BBA in Accounting).

Skills and Qualifications

✓ Extensive senior leadership experience at internet-based and technology-driven companies provides valuable insight as an increasing amount of the Company's consigned vehicles are sold online.

✓ Significant executive leadership experience in the public company sector.

✓ Provides unique, in-depth knowledge of the Company and its industry as a former employee of ADESA.

✓ Substantial financial experience.

✓ Certified Public Accountant with experience in public accounting and public companies.

Stefan Jacoby



Independent Director
since June 2019
Age: 64

Current Board Committees:
Compensation Committee and
Nominating and Corporate
Governance Committee

Career Highlights

- Non-Executive Director of McLaren Group, a UK automotive, motorsport, and technology company, since September 2021; and consultant in the automotive industry since January 2018.

- Executive Vice President of General Motors Company, a multinational company that designs, manufactures and markets vehicles worldwide, and President of GM International Operations, from August 2013 to January 2018.

- Chief Executive Officer and President of Volvo Car Corporation, a multinational vehicle manufacturer and marketer, from August 2010 to October 2012.

- Served in several capacities at Volkswagen AG, a multinational automotive manufacturing company, between 2004 and 2010, most recently serving as Chief Executive Officer and President of Volkswagen Group of America from 2007 to 2010 and as Executive Vice President of Group Marketing and Sales at Volkswagen AG from 2004 to 2007.

- Chief Executive Officer and President of Mitsubishi Motors Europe, the European headquarters of automotive manufacturer Mitsubishi Motors, from 2001 to 2004.

- Served in a variety of finance and leadership roles at Volkswagen AG from 1985 to 2001.

- Graduate of the University of Cologne, Germany.

Skills and Qualifications

✓ More than 30 years of broad international experience in the automotive industry, including senior management positions with global automakers in Germany, Japan, the Netherlands, Sweden, Singapore and the United States.

✓ Deep insights and understanding of the macro trends and technologies rapidly transforming the automotive industry, including mobility as a service and autonomous vehicles.

✓ Extensive knowledge of customer experience and retail structures. Expansive experience in finance, sales and marketing has given him a deep understanding of the impact of both areas on profitability and successful market growth.

✓ Strong leadership skills in managing and motivating people for establishing momentum for growth and change, building high performance teams in transformative periods and recruiting and retaining senior management.

Peter Kelly



Director
since April 2021
Age: 53

Chief Executive Officer

Career Highlights

- Chief Executive Officer of the Company since April 2021.

- President of the Company from January 2019 to March 2021.

- President of Digital Services of the Company from December 2014 to January 2019 and Chief Technology Officer of the Company from June 2013 to January 2019.

- President and Chief Executive Officer of OPENLANE, a subsidiary of the Company, from February 2011 to June 2013.

- President and Chief Financial Officer of OPENLANE from February 2010 to February 2011.

- Co-founded OPENLANE in 1999, and served in a number of executive roles at OPENLANE from 1999 to 2010.

- Prior to his work with OPENLANE, managed engineering, construction and procurement projects for Taylor Woodrow, a U.K.-based construction and development firm, from 1989 to 1997.

- Graduate of the University College Dublin (Engineering) and Stanford University (MBA).

Skills and Qualifications

✓ More than 20 years of experience in the Company's industry, with unique insights gained as a co-founder and executive of a digital auction start-up and subsequently as a senior executive of the Company, leading our digital services and technology teams and offerings.

✓ As former President and now Chief Executive Officer, Mr. Kelly has a thorough and in-depth understanding of the Company's business and industry, including its employees, business units, customers and digital opportunities, which provides an additional perspective to the Board. Mr. Kelly's entrepreneurial mindset provides further unique perspective.

✓ Deep insights into the businesses and technologies rapidly transforming the Company's business and industry.

✓ Strong leadership skills and technology expertise.

Michael T. Kestner



Independent Director
since December 2013
Lead Independent Director
since July 2019
Age: 68

Current Board Committees:
Audit Committee (Chair) and
Risk Committee

Career Highlights

- Consultant in the building products and automotive industry since December 2015.

- Chief Financial Officer of Building Materials Holding Corporation, a building products company, from August 2013 to December 2015.

- Partner in FocusCFO, LLC, a consulting firm providing part time CFO services, from April 2012 to August 2013.

- Executive Vice President, Chief Financial Officer and a director of Hilite International, Inc., an automotive supplier of powertrain parts, from October 1998 to July 2011.

- Chief Financial Officer of Sinter Metals, Inc., a supplier of powder metal precision components, from 1995 to 1998.

- Served in various capacities at Banc One Capital Partners, Wolfensohn Ventures LP and as a senior audit manager at KPMG LLP.

- Graduated from Southeast Missouri State University.

Skills and Qualifications

✓ Over 20 years as a CFO provides valuable experience and perspective as Chair of the Audit Committee.

✓ Brings experience as the former CFO of a large, United States based company which includes experience with complex capital structures and mergers and acquisitions.

✓ Extensive experience in financial analysis and financial statement preparation.

✓ Management experience in the automotive industry both domestically and internationally provides him with additional insight into financial and business matters that are important to the Company.

✓ Certified Public Accountant with experience in public accounting and public companies.

Sanjeev Mehra



Independent Director
since October 2021
Age: 63

Career Highlights

- Managing Partner of Periphas Capital, LP, a private equity investing firm focused on making investments in technology-enabled businesses, business services, industrials and consumer industries, since founding the firm in 2017.

- Chief Executive Officer and a member of the Board of Directors of Periphas Capital Partnering Corporation, a special purpose acquisition company, since September 2020.

- Previously served in a variety of positions at Goldman, Sachs & Co. ("Goldman") from 1986 to 2017, including Partner from 1998 to 2016, and held a range of other senior positions, including vice chairman of the global private equity business, and prior to that, co-head of the Americas private equity business.

- Founding member of Goldman's Principal Investment Area ("PIA"), the firm's private investing arm of its Merchant Banking Division, and served on the PIA Investment Committee from 1998 to 2017.

- Has served on the board of directors of over 25 companies, including on the Board of the Company from 2007 until 2013.

- Received his MBA from Harvard Business School and a BA from Harvard College.

Other Public and Registered Investment Company Directorships in Last Five Years: Director of Periphas Capital Partnering Corporation since September 2020. Director of Aramark from 2007 to 2019.

Skills and Qualifications

✓ Extensive experience in advising companies and working closely with management teams to foster growth, transformational change and operational efficiency.

✓ Substantial experience in evaluating companies' strategies, operations and financial performance, which provides important perspectives and insights.

✓ Former service on the Company's Board provides unique, in depth knowledge of the Company and its industry.

✓ Current and prior public board service brings valuable skills and perspectives to our Board, including extensive time serving as a lead independent director and chairman of board committees.

Mary Ellen Smith



Independent Director
since October 2019
Age: 62

Current Board Committees:
Audit Committee and Risk
Committee

Career Highlights

- Corporate Vice President of Worldwide Business Operations of Microsoft Corporation ("Microsoft"), a technology company, since July 2013.

- Vice President, Worldwide Operations of Microsoft from 2011 to July 2013, General Manager, Worldwide Commercial Operations of Microsoft from 2010 to 2011, and General Manager and President of Microsoft Licensing, GP from 2006 to 2010.

- Served in several roles at Hewlett-Packard Company from 1996 to 2006, including Vice President, Volume Direct and Teleweb, Americas Region, from 2004 to 2006, and Vice President, Worldwide Customer Operations from 2002 to 2004.

- Graduate of Bowling Green State University (BS) and Wright State University (MBA). Earned certificates of completion from Stanford University's Executive Program and Directors' Consortium Program.

Skills and Qualifications

✓ Over 30 years of broad and extensive operational and leadership experience in the technology industry with a deep focus on global operations strategy and execution, business transformation change management, global manufacturing, supply chain and logistics.

✓ Deep expertise in digital business transformation, change management in transforming business processes from physical to digital supply chain and operations delivering highly impactful business model and cost improvements

✓ Extensive knowledge in leading through growth and expansion by building future operating performance models for new businesses in emerging markets and more broadly, worldwide.

✓ Extensive knowledge and broad business skills supporting customer experience enhancements, compliance enhancements, oversight, risk mitigation and management. Highly skilled in finance, sales and marketing support with a deep understanding of business model operations and drivers of profitability.

✓ Significant leadership skills leading highly impactful and performing teams and managing people. A proven leader championing diversity and inclusion in corporate culture for all dimensions of diversity.

✓ **The Board of Directors recommends a vote FOR the election of each of the foregoing nine nominees to the Board of Directors.**

Proxies solicited by the Board of Directors will be voted "FOR" the election of each of the nine director nominees named in this proxy statement and on the proxy card unless stockholders specify a contrary vote.



BOARD STRUCTURE AND CORPORATE GOVERNANCE

ROLE OF THE BOARD

The Board oversees the Company's Executive Chairman, CEO and other members of senior management in the competent and ethical operation of the Company and assures that the long-term interests of the stockholders are being served. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved to or shared with the stockholders. The Company's Corporate Governance Guidelines are available on our website, www.karglobal.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the Securities and Exchange Commission (the "SEC").

BOARD LEADERSHIP

The Company's Corporate Governance Guidelines provide that the Board shall be free to choose its Chairman in any way it deems best for the Company at any given point in time. If the Chairman is not an independent director, the independent directors are to annually appoint a Lead Independent Director. The Board believes that it should have the flexibility to make these determinations from time to time in the way that it believes best to provide appropriate leadership for the Company under then-existing circumstances.

James P. Hallett currently serves as Executive Chairman and Chairman of the Board, with Michael T. Kestner serving as the Lead Independent Director. Our Board believes that having Mr. Hallett serve as the Chairman of the Board is appropriate for the Company at this time, as it fosters clear accountability, effective decision making and alignment on corporate strategy. Given Mr. Hallett's unparalleled knowledge of the industry and the Company, the Board believes Mr. Hallett is in the best position to focus the independent directors' attention on critical business matters and to speak for and provide leadership to both the Company and the Board. In addition, the Board believes that the appointment of a Lead Independent Director helps ensure that the Company benefits from effective oversight by its independent directors. Our Lead Independent Director presides over the executive sessions of the independent directors and serves as the principal liaison between the independent directors and the Company's Executive Chairman and Chairman of the Board and the CEO. Our Lead Independent Director, Mr. Kestner, has served on the Board since 2013 and as Lead Independent Director since July 2019. Mr. Kestner is a highly-engaged Lead Independent Director empowered with robust authority and responsibilities, as discussed below.

The Board has adopted a Lead Independent Director Charter, which sets forth a clear mandate with significant authority and responsibilities for the Lead Independent Director, including:

Board Meetings and Executive Sessions	• Has the authority to call meetings of the independent directors, and calls and develops the agenda for executive sessions of the independent directors. • Presides at all meetings of the Board at which the Chairman of the Board is not present, including executive sessions of the independent directors.
Meeting Agendas, Schedules and Materials	• Reviews, in consultation with the Chairman and the CEO: • agendas for Board meetings; • meeting schedules to assure there is sufficient time for discussion of all agenda items; and • information sent to the Board, including the quality, quantity, appropriateness and timeliness of such information.
Board/Director Communications	• Serves as principal liaison on Board-wide issues among the independent directors and the Chairman and the CEO and facilitates communication generally among directors.
Stockholder Communications	• If requested by stockholders, ensures that he or she is available, when appropriate, for consultation and direct communication.
Chairman and CEO Performance Evaluations	• Together with the Compensation Committee, conducts an annual evaluation of the Chairman and the CEO, including an annual evaluation of his or her respective interactions with the independent directors.
Outside Advisors and Consultants	• Recommends to the independent directors the retention of advisors and consultants who report directly to the Board, and, upon approval by the independent directors, retains such advisors and consultants.

KAR GLOBAL

EXECUTIVE SESSIONS

The independent directors of the Company meet in executive session at every regularly scheduled Board meeting. The Company's Corporate Governance Guidelines state that the Chairman of the Board (if an independent director) or the Lead Independent Director (if the Chairman of the Board is not an independent director) shall preside at such executive sessions, or in such director's absence, another independent director designated by the Chairman of the Board or the Lead Independent Director, as applicable. Currently, Mr. Kestner, our Lead Independent Director, presides at the executive sessions of our independent directors.

BOARD MEETINGS AND ATTENDANCE

The Board held eight meetings during 2021. All of the incumbent directors attended at least 75% of the meetings of the Board and Board committees on which they served during 2021. As stated in our Corporate Governance Guidelines, each director is expected to attend all annual meetings of stockholders. All of our directors attended last year's annual meeting of stockholders.

BOARD COMMITTEES

In 2021, the Board maintained four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Risk Committee. Each of our committees operates pursuant to a written charter. Copies of the committee charters are available on our website, www.karglobal.com, by clicking on "Investors" and then the "Governance" tab. The information on our website is not part of this proxy statement and is not deemed incorporated by reference into this proxy statement or any other public filing made with the SEC. The following table sets forth the current membership of each committee:

Name	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Risk Committee
Carmel Galvin		✓ (Chair)	✓	
James P. Hallett[(1)]				
Mark E. Hill			✓ (Chair)	✓
J. Mark Howell	✓			✓ (Chair)
Stefan Jacoby		✓	✓	
Peter Kelly[(1)]				
Michael T. Kestner[(2)]	✓ (Chair)			✓
Roy Mackenzie		✓		
Sanjeev Mehra				
Mary Ellen Smith	✓			✓

(1) Mr. Hallett is our Executive Chairman and Chairman of the Board. Mr. Kelly is our CEO.

(2) Mr. Kestner is our Lead Independent Director.

A description of each Board committee is set forth below.

Audit Committee

Meetings Held in 2021: 5

Primary Responsibilities: Our Audit Committee assists the Board in its oversight of the integrity of our financial statements, our independent registered public accounting firm's qualifications and independence and the performance of our independent registered public accounting firm. The Audit Committee (i) reviews the audit plans and findings of our independent registered public accounting firm and our internal audit team and tracks management's corrective action plans where necessary; (ii) reviews our financial statements, including any significant financial items and changes in accounting policies or practices, with our senior management and independent registered public accounting firm; (iii) reviews our financial risk and control procedures, compliance programs (including our Code of Business Conduct and Ethics) and significant tax, legal and regulatory matters; (iv) reviews and approves related person transactions; and (v) has the sole discretion to appoint annually our independent registered public accounting firm, evaluate its independence and performance and set clear hiring policies for employees or former employees of the independent registered public accounting firm.

Independence: Each member of the Audit Committee is "financially literate" under the rules of the NYSE, and each of Messrs. Howell and Kestner has been designated as an "audit committee financial expert" as that term is defined by the SEC. In addition, the Board has determined that each member of the Audit Committee meets the standards of "independence" established by the NYSE and is "independent" under the independence standards for audit committee members adopted by the SEC.

Compensation Committee

Meetings Held in 2021: 9

Primary Responsibilities: The Compensation Committee reviews and recommends policies relating to the compensation and benefits of our executive officers and employees. The Compensation Committee reviews and approves corporate goals and objectives relevant to the compensation of our CEO and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and approves the compensation of these officers based on such evaluations. The Compensation Committee also administers the issuance of equity and other awards under our equity plans.

Independence: All of the members of the Compensation Committee are independent under the NYSE rules (including the enhanced independence requirements for compensation committee members).

Nominating and Corporate Governance Committee

Meetings Held in 2021: 6

Primary Responsibilities: The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board regarding candidates for directorships and the size and composition of the Board. The Nominating and Corporate Governance Committee also reviews non-employee director compensation on an annual basis and makes recommendations to the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing our Corporate Governance Guidelines and reporting and making recommendations to the Board concerning governance matters. The Nominating and Corporate Governance Committee also assists the Board in the general oversight of the Company's environmental, social and governance (ESG) strategy, including diversity and inclusion matters. As required by the Company's Corporate Governance Guidelines, the Nominating and Corporate Governance Committee oversees an annual evaluation process of the Board and each committee of the Board, as discussed in more detail under "Board and Committee Evaluation Process" below.

Independence: All of the members of the Nominating and Corporate Governance Committee are independent under the NYSE rules.

Risk Committee

Meetings Held in 2021: 4

Primary Responsibilities: The Risk Committee assists the Board in its oversight of (i) the principal business, financial, technology, operational and regulatory risks, and other material risks and exposures of the Company and (ii) the actions, activities and initiatives of the Company to mitigate such risks and exposures. The Risk Committee also provides oversight for matters specifically relating to cyber security and other risks related to information technology systems and procedures, including but not limited to data security and privacy. The Risk Committee receives quarterly reports from the Company's Chief Information Security Officer on information security matters, including, among other things, the Company's cyber risks and threats, the status of projects to strengthen the Company's information security systems, assessments of the Company's security program and the emerging threat landscape. The Risk Committee also oversees the Company's enterprise risk management ("ERM") program and has direct oversight over certain risks within the ERM framework.

Independence: All of the members of the Risk Committee are independent under the NYSE rules.

BOARD AND COMMITTEE EVALUATION PROCESS

The Nominating and Corporate Governance Committee oversees the annual evaluation process of the Board and each of its committees. The evaluation process includes a self evaluation by the Board, a self evaluation by each committee of the Board, and a peer evaluation by each director of each other Board member. The Lead Independent Director also conducts a personal interview with each Board member to gather in depth perspectives and candid insight about Board, committee and individual director effectiveness and suggestions for improvement. Once the evaluation process is complete, the Nominating and Corporate Governance Committee reports to the full Board the results, including any recommendations, which are discussed by the full Board and each committee, as applicable, and changes in practices or procedures are considered and implemented as appropriate.

The Nominating and Corporate Governance Committee periodically reviews the format of the evaluation process to ensure that actionable feedback is solicited on the operation and effectiveness of the Board, the Board committees and each Board member. The Nominating and Corporate Governance Committee also utilizes the results of this self evaluation process in assessing and determining the characteristics and critical skills required of prospective candidates for election to the Board and making recommendations to the Board with respect to assignments of Board members to various committees.

BOARD'S RISK OVERSIGHT

Management is responsible for assessing and managing risk at the Company, including communicating the most material risks to the Board and its committees. The Board has primary responsibility for risk oversight, with a focus on the most significant risks facing the Company. Oversight of the Company's risks is carried out by the Board as a whole and by each of its committees.

The Board's leadership structure, through its committees, supports its role in risk oversight. In general, the committees oversee the following risks:

- **Audit Committee:** The Audit Committee maintains initial oversight over risks related to (i) the integrity of the Company's financial statements; (ii) internal control over financial reporting and disclosure controls and procedures (including the performance of the Company's internal audit function); (iii) the performance of the independent registered public accounting firm; and (iv) ethics and related issues arising from the Company's whistleblower hotline. The Audit Committee meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG in separate executive sessions on a quarterly basis.

- **Compensation Committee:** The Compensation Committee maintains oversight over risks related to the Company's compensation programs and practices.

- **Nominating and Corporate Governance Committee:** The Nominating and Corporate Governance Committee monitors potential risks relating to the effectiveness of the Board, notably director succession, composition of the Board and the principal policies that guide the Company's governance.

- **Risk Committee:** The Risk Committee maintains oversight over the Company's enterprise-level risks, including with respect to cyber security and information technology systems and procedures as noted above. The Risk Committee provides oversight with respect to risk practices implemented by management, except for the oversight of risks that have been specifically delegated to another committee of the Board. Even when the oversight of a specific area of risk has been delegated to another committee, the Risk Committee may maintain oversight over such risks through the receipt of reports from the committee chairs.

The Board maintains oversight over such risks through the receipt of reports from the committee chairs at each regularly scheduled Board meeting.

As part of the risk management process, an annual risk assessment is conducted by management to identify and prioritize the most significant enterprise risks to the Company. This risk assessment is reviewed with the Risk Committee and helps guide the focus and selection of risks that are brought to the Risk Committee for review or covered by the full Board or its other committees. The reviews by the Risk Committee and other committees occur principally through the receipt of reports from management and third parties on applicable areas of risk, and discussions with management and third parties regarding risk assessment and risk management.

At its regularly scheduled meetings, the Board generally receives a number of reports which include information relating to risks faced by the Company. The Company's Chief Financial Officer provides a report on the Company's results of operations, its liquidity position, including an analysis of prospective sources and uses of funds, and the implications to the Company's debt covenants and credit rating, if any. The Company's Chief Legal Officer provides a privileged report which provides information regarding the status of the Company's material litigation and related matters, if any, including environmental updates and the Company's continuing compliance with applicable laws and regulations. Further, the president of each primary business unit provides information relating to strategic, operational and competitive risks. At each regularly scheduled Board meeting, the Board also receives reports from the Chair of the Risk Committee as well as other committee chairs, which may include a discussion of risks initially overseen by the committees for discussion and input from the Board. As noted above, in addition to these regular reports, the Risk Committee receives reports on specific areas of risk, such as regulatory, cyclical or other risks, and reports to the Board on these matters.

CORPORATE GOVERNANCE DOCUMENTS

The Board has adopted the following corporate governance documents:

Document	Purpose/Application
Code of Business Conduct and Ethics	Applies to all of the Company's employees, officers and directors, including those officers responsible for financial reporting.
Code of Ethics for Principal Executive and Senior Financial Officers	Applies to the Company's principal executive officer, principal financial officer, principal accounting officer and such other persons who are designated by the Board.
Corporate Governance Guidelines	Contains general principles regarding the functions of the Board and its committees.
Committee Charters	Apply to the following Board committees, as applicable: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee and Risk Committee.
Lead Independent Director Charter	Sets forth a clear mandate and significant authority and responsibilities for the Lead Independent Director.

We expect that any amendment to or waiver of the codes of ethics that apply to executive officers or directors will be disclosed on the Company's website. The foregoing documents are available on our website, www.karglobal.com, by clicking on "Investors" and then the "Governance" tab and in print to any stockholder who requests them. Requests should be made to KAR Auction Services, Inc., Investor Relations, 11299 North Illinois Street, Carmel, Indiana 46032.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2021, each of Messrs. Jacoby, Mackenzie and Smith and Mmes. Galvin and Smith served as members of the Compensation Committee. None of our executive officers serve, or in fiscal year 2021 served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board or our Compensation Committee. None of the individuals serving as members of the Compensation Committee during fiscal year 2021 are now or were previously an officer or employee of the Company or its subsidiaries.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD

Any stockholder or other interested parties desiring to communicate with the Board, the Chairman of the Board, a committee of the Board or any of the independent directors individually or as a group regarding the Company may directly contact such directors by delivering such correspondence to the Company's Chief Legal Officer at KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032. Our Chief Legal Officer reviews all such correspondence and forwards to the applicable director(s) copies of all such applicable correspondence.

The Audit Committee has established procedures for employees, stockholders and others to submit confidential and anonymous reports regarding accounting, internal accounting controls, auditing or any other relevant matters.

DIRECTOR COMPENSATION

We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee reviews director compensation annually, assisted periodically by an independent compensation consultant (most recently by ClearBridge Compensation Group LLC ("ClearBridge") in October 2018).

In setting director compensation, we consider various factors including market comparison studies and trends, the responsibilities of directors generally, including committee chairs, and the significant amount of time that directors expend in fulfilling their duties. In establishing the non-employee director compensation recommendations, the Nominating and Corporate Governance Committee utilized a balance of cash and equity, with the majority of the compensation delivered through equity grants. Pursuant to the Omnibus Plan, non-employee directors are not eligible to receive aggregate compensation, including equity awards and cash fees, exceeding $750,000 in total value in any calendar year. Directors who also serve as employees of the Company do not receive payment for service as directors. Messrs. Mackenzie and Mehra have each agreed not to receive compensation for their service as directors.

Based in part on ClearBridge's October 2018 review of our director compensation program and those of the Company's then current proxy comparator group (which was also used in executive compensation benchmarking), in October 2018 the Nominating and Corporate Governance Committee recommended, and the Board approved, our current director compensation program, which became effective in 2019. Based on its most recent review and in light of the demanding role of the Lead Independent Director, the Nominating and Corporate Governance Committee recommended, and the Board agreed, that the Lead Independent Director fee should be increased from $30,000 to $37,500 effective in the fourth quarter of 2021. There have been no other increases in compensation paid to our directors since those approved in October 2018.

CASH AND STOCK RETAINERS

Non-employee directors who served for the entirety of 2021 were entitled to receive:

Components of Director Compensation Program For 2021 Service	Annual Amount	Form of Payment[1]
Annual Cash Retainer[2]	$85,000	Cash
Annual Stock Retainer[3]	$130,000	Restricted Stock
Lead Independent Director Fee[4]	$31,875	Cash
Audit Committee Chair Fee	$25,000	Cash
Compensation Committee Chair Fee	$20,000	Cash
Nominating and Corporate Governance and Risk Committee Chair Fee	$10,000	Cash
Audit Committee Membership Fee	$7,500	Cash

(1)   May elect to receive annual cash retainer in shares of our common stock.

(2)   One-fourth of the annual cash retainer is paid at the end of each quarter, provided that the director served as a director in such fiscal quarter.

(3)   Pursuant to our Policy on Granting Equity Awards, unless specifically provided otherwise by the Compensation Committee or the Board, annual grants for directors are effective on the date of the annual meeting at which the director was elected or re-elected. The annual restricted stock grant vests after one year (i.e., on the anniversary of the annual meeting), and is subject to forfeiture until vested. The number of shares of our common stock received is based on the value of the shares on the date of the restricted stock grant.

(4)   The Lead Independent Director fee was increased from $30,000 to $37,500 effective in the fourth quarter of 2021.

Annual cash and stock retainers and any applicable fees described above are prorated for non-employee directors who begin such service on a date other than the date of the Company's annual meeting of stockholders. Directors do not receive fees for attending Board or committee meetings. All of our directors are reimbursed for reasonable expenses incurred in connection with attending Board meetings, committee meetings and director education events.

DIRECTOR DEFERRED COMPENSATION PLAN

Our Board adopted the KAR Auction Services, Inc. Directors Deferred Compensation Plan (the "Director Deferred Compensation Plan") in December 2009. Pursuant to the terms of the Director Deferred Compensation Plan, each non-employee director may elect to defer the receipt of his or her cash director fees into a pre-tax interest-bearing deferred compensation account, which account accrues interest as described in the Director Deferred Compensation Plan. Amounts under the Director Deferred Compensation Plan may also be invested in the same investment choices as are available under our 401(k) plan. Non-employee directors also may choose to receive all or a portion of their annual stock retainer in the form of a deferred share account that tracks shares of our common stock. The Director Deferred Compensation Plan provides that the amount of cash in a director's deferred cash account, plus the number of shares of our common stock equal to the number of shares in the director's deferred share account, will be delivered to a director in installments over a specified period or within 60 days following the date of the director's departure from the Board, with cash being paid in lieu of any fractional shares.

DIRECTOR STOCK OWNERSHIP AND HOLDING GUIDELINES

The Company's non-employee directors are subject to the Company's director stock ownership and holding guidelines. The stock holding guideline requires each non-employee director to hold any shares of the Company's common stock granted by the Company for at least three years post-vesting while serving as a director, subject to certain exceptions approved by the Nominating and Corporate Governance Committee.

The Company's stock ownership guideline requires each non-employee director to own a minimum of five times his or her annual cash retainer amount in shares of Company stock. All non-employee directors are in compliance with this stock ownership guideline, except for Ms. Galvin who joined the Board in 2020. These guidelines did not apply to Messrs. Mackenzie and Mehra, who each agreed to waive all non-employee director compensation in 2021.

DIRECTOR COMPENSATION PAID IN 2021

The following table provides information regarding the fiscal 2021 compensation paid to our non-employee directors:

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	Total
David DiDomenico[3]	$39,643	—	$39,643
Carmel Galvin	$105,000	$130,016	$235,016
Mark E. Hill	$95,000	$130,016	$225,016
J. Mark Howell	$102,500	$130,016	$232,516
Stefan Jacoby	$85,000	$130,016	$215,016
Michael T. Kestner	$141,875	$130,016	$271,891
Roy Mackenzie[4]	—	—	—
Sanjeev Mehra[4]	—	—	—
Mary Ellen Smith	$89,306	$130,016	$219,322
Stephen E. Smith[3]	$39,643	—	$39,643

---

(1) The amounts represent the $85,000 annual cash retainer paid to each non-employee director, plus an additional $31,875 paid to the Lead Independent Director, an additional $25,000 paid to the Chair of the Audit Committee, an additional $20,000 paid to the Chair of the Compensation Committee, an additional $10,000 paid to the Chair of the Nominating and Corporate Governance Committee and the Chair of the Risk Committee, and an additional $7,500 paid to members of the Audit

Committee (other than the Chair). Mr. Jacoby and Ms. Smith each elected to receive his or her annual cash retainer (and for Ms. Smith, her Audit Committee membership fee) in shares of the Company's common stock.

(2)   The amounts represent the aggregate grant date fair value, computed in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), of shares of restricted stock awarded to each non-employee director as an annual stock retainer. Each non-employee director who was serving as a director after June 4, 2021, the date of our 2021 annual meeting, received 7,132 shares of restricted stock as an annual stock retainer in June 2021. Pursuant to the Director Deferred Compensation Plan, Messrs. DiDomenico, Hill, Howell, Jacoby, Kestner and Smith, and Mmes. Galvin and Smith each elected to receive 100% of his or her annual stock retainer in a deferred share account. Please see "Outstanding Director Restricted Stock Awards" below for the aggregate number of stock awards outstanding at fiscal year-end for each non-employee director.

(3)   Messrs. DiDomenico and Smith each served as a director until June 4, 2021, the date of our 2021 annual meeting.

(4)   Messrs. Mackenzie and Mehra each agreed to waive all non-employee director compensation in 2021.

Each of Messrs. Hallett and Kelly were not entitled to receive any fees or other compensation for serving as a member of our Board in 2021 because each was employed by the Company.

OUTSTANDING DIRECTOR RESTRICTED STOCK AWARDS

The following table sets forth information regarding the number of unvested or deferred shares of our common stock held by each non-employee director as of December 31, 2021:

Name	Unvested Shares and Dividend Equivalents[1]	Deferred Phantom Shares and Dividend Equivalents[2]
David DiDomenico[3]	—	—
Carmel Galvin	7,132	10,258
Mark E. Hill	7,132	54,641
J. Mark Howell	7,132	23,584
Stefan Jacoby	7,132	10,540
Michael T. Kestner	7,132	40,239
Roy Mackenzie	—	—
Sanjeev Mehra	—	—
Mary Ellen Smith	7,132	8,228
Stephen E. Smith[3]	—	15,561

(1)   This number represents unvested shares of restricted stock and, for those directors who deferred, unvested phantom stock.

(2)   This number represents vested phantom stock and dividend equivalents which are deferred in each director's account pursuant to the Director Deferred Compensation Plan. These shares will be settled for shares of our common stock on a one-for-one basis.

(3)   Messrs. DiDomenico and Smith each served as a director until June 4, 2021, the date of our 2021 annual meeting.

BENEFICIAL OWNERSHIP OF COMPANY STOCK

The following table sets forth certain information with respect to the beneficial ownership of our common stock and Series A Preferred Stock as of April 8, 2022 of: (1) each person or entity who beneficially owns more than 5% of any class of the Company's voting securities; (2) each of our directors, director nominees and named executive officers; and (3) all of our directors, director nominees and executive officers as a group. Beneficial ownership is determined in accordance with the rules of the SEC. To our knowledge, each stockholder will have sole voting and investment power with respect to the shares indicated as beneficially owned, unless otherwise indicated in a footnote to the following table. The percentage calculations below are based on 121,532,564 shares of our common stock and 623,397 shares of Series A Preferred Stock outstanding as of April 8, 2022, rather than the percentages set forth in any stockholder's Schedule 13D or Schedule 13G filing. Unless otherwise indicated in a footnote, the business address of each person is our corporate address, c/o KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032.

Name of Beneficial Owner	Common Stock Beneficially Owned		Series A Preferred Stock Beneficially Owned	
	Number of Shares[1]	Percent of Class[2]	Number of Shares	Percent of Class
5% BENEFICIAL OWNERS				
Ignition Acquisition Holdings LP[3]	—[4]	—[4]	566,728	90.91%
Periphas Kanga Holdings, LP[5]	—[4]	—[4]	56,669	9.09%
BlackRock, Inc.[6]	20,141,635	16.57%		
The Vanguard Group[7]	12,636,169	10.40%		
Snyder Capital Management, L.P.[8]	6,578,317	5.41%		
NAMED EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES				
James Coyle	—	*		
Justin Davis[9]	414,221	*		
Carmel Galvin	17,390	*		
James P. Hallett[9]	757,481	*		
John C. Hammer[9]	64,468	*		
Mark E. Hill[10]	110,774	*		
J. Mark Howell	30,716	*		
Stefan Jacoby	24,136	*		
Peter J. Kelly[9]	302,695	*		
Michael T. Kestner	53,293	*		
Eric M. Loughmiller[9]	394,108	*		
Roy Mackenzie[3]	—	—	566,728	90.91%
Sanjeev Mehra[5]	—	—	56,669	9.09%
Mary Ellen Smith	31,033	*		
Executive officers, directors and director nominees as a group (18 persons)[11]	2,442,360	2.00%		

* Less than one percent

(1) The number of shares includes shares of our common stock subject to vesting requirements and options exercisable within 60 days of April 8, 2022.

(2) Shares subject to options exercisable within 60 days of April 8, 2022 are considered outstanding for the purpose of determining the percent of the class held by the holder of such option, but not for the purpose of computing the percentage held by others.

(3) Based solely on information disclosed in a Schedule 13D filed with the SEC on July 2, 2020, as amended on September 14, 2020, reflects securities beneficially owned by Ignition Acquisition Holdings LP. In this filing, it was disclosed that Ignition Acquisition Holdings GP, LLC, as the general partner of Ignition Acquisition Holdings LP, Ignition Parent LP, as the sole member of Ignition Acquisition Holdings GP, LLC, Ignition GP LLC, as the general partner of Ignition Parent LP, Ignition Topco Ltd, as the sole member of Ignition GP LLC, Apax X GP Co. Limited, as investment manager of the relevant investment vehicles in the fund known as Apax X which is the sole shareholder of Ignition Topco Ltd, and Apax Guernsey (Holdco) PCC Limited Apax X Cell, as the sole parent of Apax X GP Co. Limited, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. Based on information provided by the security holder and information disclosed in a Registration Statement on Form S-3 filed with the SEC on February 18, 2021, Apax X GP Co. Limited is controlled by its board of directors that is comprised of the following persons: Simon Cresswell, Andrew Guille, Martin Halusa, Jeremy Latham, Paul Meader and David Staples. The address of Ignition Acquisition Holdings LP, Ignition Acquisition Holdings GP, LLC, Ignition Parent LP and Ignition GP LLC is c/o Apax Partners US, LLC, 601 Lexington Avenue, New York, NY 10022. The address of Ignition Topco Ltd is P.O. Box 656, East Wing, Trafalgar Court, Les Banques, St. Peter Port, Guernsey GY1 3PP, Place of Organization: Guernsey. The address of Apax X GP Co. Limited is Third Floor, Royal Bank Place, 1 Glategny Esplanade, St. Peter Port, Guernsey, GY1 2HJ. Mr. Mackenzie is a partner at Apax and is also our director. Mr. Mackenzie disclaims beneficial ownership of the shares of common stock beneficially owned by Ignition Acquisition Holdings LP.

(4) At the close of business on April 8, 2022, the record date, (i) Ignition Acquisition Holdings LP held in the aggregate voting power equivalent to 31,977,408 shares of our common stock, approximately 20.83% of our common stock on an as converted basis, and (ii) Periphas held in the aggregate voting power equivalent to 3,197,521 shares of our common stock, approximately 2.56% of our common stock on an as converted basis.

(5) Periphas Kanga Holdings GP, LLC as the general partner of Periphas Kanga Holdings, LP, SKM Periphas GP LLC, as the Managing Member of Periphas Kanga Holdings, GP, LLC and Mr. Mehra, as the Manager of SKM Periphas GP LLC, may be deemed to be the beneficial owners having shared voting and investment power with respect to the securities. The principal business address of each of the individuals and entities identified in this paragraph is 667 Madison Avenue, 15th Floor, New York, NY 10065.

(6) Based solely on information disclosed in a Schedule 13G/A filed by BlackRock, Inc. on January 10, 2022. According to this Schedule 13G/A, BlackRock, Inc. has sole voting power with respect to 19,780,693 shares, sole dispositive power with respect to 20,141,635 shares, and no shared voting or dispositive power. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(7) Based solely on information disclosed in a Schedule 13G/A filed by The Vanguard Group on January 10, 2022. According to this Schedule 13G/A, The Vanguard Group has sole voting power with respect to zero shares, sole dispositive power with respect to 12,425,150 shares, shared voting power with respect to 111,683 shares and shared dispositive power with respect to 211,019 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355.

(8) Based solely on information disclosed in a Schedule 13G filed by Snyder Capital Management, L.P. on February 10, 2022. According to this Schedule 13G, Snyder Capital Management, L.P. has shared voting power with respect to 6,578,317 shares, shared dispositive power with respect to 6,578,317 shares, and no sole voting or dispositive power. The address of Snyder Capital Management, L.P. is 101 Mission Street, Suite 1400, San Francisco, California 94105.

(9) Includes the following shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 8, 2022: Mr. Davis, 9,784; Mr. Hallett, 231,338; Mr. Hammer, 24,558; Mr. Kelly, 73,675; and Mr. Loughmiller, 117,518.

(10) Includes 800 shares held in a family member's brokerage account, over which Mr. Hill holds a power of attorney. Mr. Hill disclaims beneficial ownership of these shares.

(11) Includes an aggregate of 502,450 shares of our common stock issuable pursuant to options that are exercisable within 60 days of April 8, 2022.

PROPOSAL NO. 3:

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

PROPOSAL

In accordance with Section 14A of the Exchange Act and related SEC rules, the Company seeks a non-binding advisory vote from its stockholders to approve the compensation of its named executive officers as described in the "Compensation Discussion and Analysis" section beginning on page 26 and the compensation tables that follow such section. The Company seeks this non-binding advisory vote from its stockholders annually, pursuant to the results of the stockholders' vote at the Company's 2017 annual meeting of stockholders selecting such frequency.

At the 2021 annual meeting, over **98%** of the votes cast were in favor of the advisory vote to approve executive compensation.

Our executive compensation program includes certain "best practices" in governance and executive compensation, including the following:

- Pay for performance: Our 2021 annual incentive program is 100% performance-based and our equity incentive program is heavily performance-based with 50% of our equity awards in the form of PRSUs and 40% in the form of performance-based stock options (time-based RSUs were eliminated for 2021).
- Independent Compensation Committee: All of the members of our Compensation Committee are independent under NYSE rules.
- Independent compensation consultant: The Compensation Committee retains its own independent compensation consultant to review our executive compensation program and practices.
- Maximum payout caps: The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.
- Clawback policy for financial misconduct: Our clawback policy provides for the recovery and cancellation of an executive officer's incentive compensation in the event we are required to prepare an accounting restatement due to such executive officer's intentional misconduct.
- No excise tax gross-ups: The Company and Mr. Hallett entered into a new employment agreement in 2021 eliminating the legacy tax gross-up provision contained in Mr. Hallett's prior agreement.
- Double-trigger vesting provisions in equity award agreements: Our equity awards permit accelerated vesting of assumed or replaced equity awards upon a change in control only if an executive experiences a qualifying termination of employment in connection with or following such change in control.
- Robust equity ownership requirements: We have stock ownership guidelines that are applicable to our executive officers. The stock ownership guideline for our CEO is five times his annual base salary.
- Stockholder alignment: We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

In deciding how to vote on this proposal, the Board encourages you to read the "Compensation Discussion and Analysis" section and the compensation tables that follow. Because this vote is advisory, it will not be binding upon the Board; however, the Board and the Compensation Committee value our stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when considering future executive compensation decisions.

The affirmative vote of the holders of a majority of the shares present and entitled to vote at the 2022 annual meeting is required to approve this proposal.

✓ **The Board of Directors recommends that you vote FOR the advisory vote to approve executive compensation.**

Proxies solicited by the Board of Directors will be voted "FOR" the advisory vote to approve executive compensation unless stockholders specify a contrary vote.



COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

The following discussion and analysis of our compensation program for named executive officers should be read in conjunction with the tables and text elsewhere in this proxy statement that describe the compensation awarded and paid to the named executive officers.

Named Executive Officers

Our named executive officers for the last completed fiscal year were (i) the two chief executive officers who served during the last completed fiscal year; (ii) the chief financial officer; and (iii) each of the three other most highly compensated executive officers who were serving as executive officers at the end of the last completed fiscal year. Our named executive officers are:

Name	Title
Peter J. ("Peter") Kelly	Chief Executive Officer
James P. ("Jim") Hallett*	Executive Chairman and Chairman of the Board
Eric M. ("Eric") Loughmiller	Executive Vice President and Chief Financial Officer
John C. ("John") Hammer	Chief Commercial Officer for KAR and President of ADESA
Justin T. ("Justin") Davis	President of BacklotCars
James P. ("James") Coyle	Executive Vice President and Chief Digital Officer

* Mr. Hallett served as the Company's Chief Executive Officer until Mr. Kelly assumed the position on April 1, 2021.

This Compensation Discussion and Analysis is organized into six sections:



- Executive Summary (pages 28–29)
- Compensation Philosophy and Objectives (page 30)
- The Role of the Compensation Committee and the Executive Officers in Determining Executive Compensation (pages 30–31)
- Elements Used to Achieve Compensation Philosophy and Objectives (pages 32–41)
- Compensation Policies and Other Information (pages 42–43)
- Results of Say on Pay Votes at 2021 Annual Meeting (page 43)

2021 Executive Compensation Highlights

- A combination of the Company's Adjusted EBITDA performance (50%), total volume of vehicles sold goals (25%) and strategic volume of vehicles sold goals (25%) were utilized as performance objectives under our Annual Incentive Program (as subsequently defined). Despite the unanticipated industry-wide vehicle volume decline in 2021, the Compensation Committee did not adjust the targets or potential payouts of any 2021 annual incentive program award, resulting in payouts at 26.67% of the target award amount for the named executive officers.

- We continued our heavy focus on performance-based equity awards with 90% of the target long-term incentive grants tied to pre-established financial and stock price performance goals. For our 2021 executive compensation program, 50% of the equity awards were granted in the form of PRSUs tied to three-year financial performance goals, and 40% of the equity awards were granted in the form of performance-based stock options with vesting tied to stock price performance goals (a separate performance condition relating to achieving and maintaining threshold stock price appreciation above the exercise price).

These compensation highlights are discussed in more detail below.

IAA Spin-Off

In 2019, we completed the spin-off of our former salvage auction business, IAA, Inc. ("IAA"), to our stockholders, resulting in KAR and IAA being two independent, publicly-traded companies (the "IAA Spin-Off"). In connection with the IAA Spin-Off, KAR stockholders received one share of IAA stock for every one share of KAR stock held as of June 18, 2019. All equity awards outstanding as of the IAA Spin-Off were adjusted to preserve the economic value of the awards in accordance with the Employee Matters Agreement, dated June 27, 2019, between KAR and IAA. The adjusted KAR awards and adjusted IAA awards are generally subject to the same terms and conditions, and will continue to vest on the same schedule, except as noted below. For purposes of award vesting, continued employment with KAR is treated as continued employment for both KAR and IAA awards. The following summarizes the adjustments to each type of award:

- **RSUs:** Holders of outstanding KAR RSUs retained such KAR RSUs and also received an RSU relating to IAA common stock in respect of each KAR RSU held.

- **PRSUs Granted in 2018:** KAR 2018 PRSUs were converted into time-based RSUs relating to KAR common stock at the target performance level, and each holder retained such KAR RSUs and received a corresponding RSU relating to IAA common stock for each KAR RSU held.

- **PRSUs Granted in 2019:** Holders of KAR 2019 PRSUs retained such PRSUs and received a PRSU relating to IAA common stock in respect of each KAR PRSU held. The PRSUs were subject to adjusted performance criteria for the period from January 1, 2019, through December 31, 2019, which performance criteria was determined by the KAR and IAA compensation committees following the IAA Spin-Off. For both the KAR PRSUs and the IAA PRSUs, the performance-based vesting criteria applied to the 2019 performance year only, with only time-based vesting being applicable through the third anniversary of the applicable grant date for KAR PRSUs and through December 31, 2021 for IAA PRSUs.

- **Stock Options:** Each KAR stock option was converted into two separate options, an adjusted option to purchase KAR common stock and an option to purchase IAA common stock, with the number and exercise prices of both options adjusted to maintain economic value. A conversion formula based on the pre-spin closing price of KAR and IAA was used to determine the exercise prices of the adjusted options.

EXECUTIVE SUMMARY

For the year ended December 31, 2021, the Company continued to advance its digital transformation. Specific highlights for fiscal 2021 included:



Grew dealer-consigned vehicles 37%

with approximately **550,000** vehicles sold via North American digital dealer-to-dealer marketplaces on a proforma basis *(including CARWAVE pre-acquisition volumes)*

Enhanced digital offerings with the
acquisition of CARWAVE
expanding dealer-to-dealer footprint in California and other western states





Generated
strong cash flow from operations
of ***$413.2 million***

an increase of 7%

Increased operating profit 54%
to ***$210.6 million***





Grew gross profit per vehicle sold 19%
to ***$277***

exclusive of depreciation and amortization

Our Executive Compensation Practices are Aligned with Stockholders' Interests

We maintain a compensation program structured to achieve a close connection between executive pay and Company performance. We believe that this strong pay for performance orientation has served us well in recent years.

WHAT WE DO

✔ *Pay for performance:* Our annual incentive program is 100% performance-based and our equity incentive program is 90% performance-based, with 50% of our equity awards in the form of PRSUs and 40% of our equity awards being performance-based stock options.

✔ *Independent Compensation Committee:* All of the members of our Compensation Committee are independent under NYSE rules.

✔ *Independent compensation consultant:* The Compensation Committee retains its own independent compensation consultant to evaluate and review our executive compensation program and practices.

✔ *"Double-trigger" equity vesting:* Accelerated vesting of assumed or replaced equity awards upon a change in control of the Company is only permitted if an executive experiences a qualifying termination of employment in connection with or following such change in control.

✔ *Robust equity ownership requirements:* The stock ownership guideline for our CEO is five times his annual base salary, and three times annual base salary for the other named executive officers. Executive officers are required to hold 60% of vested shares, net of taxes, until stock ownership guidelines are met.

✔ *Maximum payout caps:* The Compensation Committee sets maximum amounts that may be payable for annual cash incentive compensation and PRSUs.

✔ *Annual compensation risk assessment:* Each year we perform an assessment of any risks that could result from our compensation programs and practices.

✔ *Clawback policy:* Our clawback policy provides for the recovery and cancellation of incentive compensation of an executive officer in the event we are required to prepare an accounting restatement due to such executive officer's intentional misconduct.

✔ *Stockholder alignment:* We reward performance that meets or exceeds the performance goals that the Compensation Committee establishes with the objective of increasing stockholder value.

WHAT WE DON'T DO

✘ *Pay dividends on unvested equity awards:* Dividend equivalents and cash are accrued on PRSUs and RSUs, respectively, but are only paid out if and to the extent the underlying PRSUs and RSUs vest.

✘ *Provide excise tax gross-ups:* We do not provide "golden parachute" excise tax gross-ups.

✘ *Provide excessive perquisites:* We provide a limited number of perquisites that are designed to support a competitive total compensation package.

✘ *Guarantee incentive compensation:* Our annual incentive program is 100% performance-based and our equity incentive program is 90% performance-based, without guaranteeing any minimum levels of payment.

✘ *Allow hedging or pledging of the Company's securities:* We prohibit hedging, pledging and short sales of Company stock by our directors and executive officers.

✘ *Reprice stock options:* Stock option exercise prices are set equal to the grant date market price and cannot be repriced or discounted without stockholder approval.

✘ *Provide pension benefits or supplemental retirement plans:* We do not maintain a defined benefit pension or supplemental retirement plans for our executive officers.

98%
"Say on Pay"
Support in 2021

COMPENSATION PHILOSOPHY AND OBJECTIVES

We design and administer our executive pay programs to help ensure the compensation of our named executive officers is (i) closely aligned with our performance on both a short-term and long-term basis; (ii) linked to specific, measurable results intended to create value for stockholders; and (iii) competitive in attracting and retaining key executive talent. Each of the compensation programs that we have developed and implemented is intended to satisfy one or more of the following specific objectives:

- align the interests of our executive officers with the interests of our stockholders so that our executive officers manage from the perspective of owners with an equity stake in the Company;
- motivate and focus our executive officers through incentive compensation programs directly tied to our business objectives and financial results;
- support a one-company culture and encourage synergies among all business units by aligning rewards with long-term, overall Company performance and stockholder value;
- provide a significant percentage of total compensation through variable pay based on pre-established, measurable goals and objectives;
- provide competitive upside opportunity without encouraging excessive risk-taking;
- enhance our ability to attract and retain skilled and experienced executive officers; and
- provide rewards commensurate with performance and with competitive market practices.

While the Company does not target any specific percentile positioning versus the market, the market median is used as a reference point but is not the sole determinant when making compensation decisions. Compensation decisions are made considering a number of factors including experience, retention, sustained performance, specific requirements of roles relative to the market and individual and Company performance.

THE ROLE OF THE COMPENSATION COMMITTEE AND THE EXECUTIVE OFFICERS IN DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee. The Compensation Committee has primary responsibility for all compensation decisions relating to our named executive officers. The Compensation Committee reviews the aggregate level of our executive compensation, as well as the mix of elements used to compensate our named executive officers on an annual basis.

Compensation Committee's Use of Market and Survey Data. Although the Company is comprised of a unique mix of businesses and lacks directly comparable public companies, the Compensation Committee understands that most companies consider pay levels at comparably-sized, peer companies when setting named executive officer compensation levels. With assistance from its independent compensation consultant, ClearBridge, the Compensation Committee has developed a meaningful comparator group for the Company.

In order to confirm competitiveness of compensation, the Compensation Committee uses a combination of proxy compensation data of a "proxy comparator group" and survey data (including surveys published by Willis Tower Watson and Radford) in setting and adjusting compensation levels. The Compensation Committee, with assistance from ClearBridge, annually reviews the composition of our proxy comparator group. As part of such reviews, the Compensation Committee considers specific criteria and recommendations regarding companies to add or remove from the group. In light of the lack of directly comparable companies for the Company's business, as noted above, companies in the proxy comparator group utilized in 2021 were selected based on (i) a focus on service-oriented companies in related industries and business areas as the Company, considering the Company's digital transformation and go-forward strategy; (ii) similarly-sized revenue and market capitalization levels; (iii) comparable profitability and/or market valuation profiles; and (iv) companies with which the Company competes for executive talent. Where possible, the Compensation Committee included companies that are in related or similar industries to the Company, with an additional focus on technology companies that offer online marketplaces and digital intermediary services in light of the Company's digital transformation and go-forward strategy.

The proxy comparator group used in 2021 consisted of the following 17 companies:*

2021 Proxy Comparator Group

Allison Transmission Holdings, Inc.	Etsy, Inc.	LKQ Corporation
CarMax, Inc.	Fair Isaac Corporation	Ritchie Bros. Auctioneers Incorporated
Copart, Inc	Gentex Corporation	Rush Enterprises, Inc.
CDK Global, Inc.	Grubhub Inc.	TripAdvisor, Inc.
CoStar Group, Inc.	IAA, Inc.	Vroom, Inc.
Equifax Inc.	Lithia Motors, Inc.	

* The 2021 proxy comparator group was initially approved by the Compensation Committee in December 2020 and consisted of 15 companies, with IAA, Inc. and Vroom, Inc. being approved by the Compensation Committee and added to the proxy comparator group in April 2021 and June 2021, respectively.

Consistent with the Company's compensation philosophy, the Compensation Committee viewed the proxy comparator group and market data as an important guide, but not as the sole determinant in making its decisions regarding 2021 compensation levels (as discussed below).

Role of the Independent Compensation Consultant. The Compensation Committee used ClearBridge as its independent compensation consultant in 2021. ClearBridge provided the Compensation Committee advice and guidance with respect to (i) the assessment of the Company's executive compensation programs and practices; (ii) the evaluation of annual and long-term incentive compensation plan design and practices; (iii) the selection of a proxy comparator group; and (iv) the competitiveness of the executive officers' elements of compensation. ClearBridge regularly attends Compensation Committee meetings and attends executive sessions as requested by the Chair of the Compensation Committee. The Compensation Committee has reviewed the independence of ClearBridge in light of SEC rules and NYSE listing standards regarding compensation consultants and has concluded that the work of ClearBridge for the Compensation Committee does not raise any conflict of interest. All work performed by ClearBridge is and was subject to review and approval of the Compensation Committee.

Role of Executive Officers. Our Chief Executive Officer regularly participates in meetings of the Compensation Committee at which compensation actions involving our named executive officers are discussed (recusing himself and not participating in portions of meetings where his compensation is discussed). Our Chief Executive Officer assists the Compensation Committee by making recommendations regarding compensation actions for the executive officers other than himself.

Elements of 2021 Executive Compensation Program Design

The following table lists the elements of compensation for our 2021 executive compensation program. The program uses a mix of fixed and variable compensation elements and provides alignment with both short- and long-term business goals through annual and long-term incentives. Our incentives are designed to drive overall corporate performance and business strategies that correlate to stockholder value and align with our strategic vision. In order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

	Element	Key Characteristics	Why We Pay This Element	How We Determine Amount	2021 Decisions
Fixed	Base salary	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	Attract and retain skilled and experienced executives. Compensate for performance of daily job responsibilities.	Base salaries are based on individual performance, experience, skills, job scope, tenure, review of competitive pay practices and base salary as a percentage of total compensation.	Two named executive officers received a salary increase in 2021. See page 34.
Variable	Annual cash incentive awards	Variable compensation component payable in cash based 100% on performance against annually established targets. No payouts if a threshold level of performance is not achieved; payouts are capped at a maximum level of performance.	Motivate and reward for the successful achievement of pre-determined performance objectives aligned with our key annual objectives.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Target annual incentive amount is set as a percentage of base salary.	Actual award payouts were based on a combination of the achievement of 2021 Adjusted EBITDA (50%), strategic volume of vehicles sold goals (25%) and total volume of vehicles sold goals (25%). KAR's Adjusted EBITDA performance and the Company's performance against its volume of vehicles sold goals resulted in a payout of 26.67% of the target award for each named executive officer (no adjustments were made to targets or potential payouts despite industry-wide vehicle volume challenges).
	Performance-based restricted stock units (PRSUs)	PRSUs vest at the end of a three-year performance period. No PRSUs earned if a threshold level of performance is not achieved; PRSUs are capped at a maximum level of performance.	Motivate and reward executives for performance on key long-term measures. Align the interests of executives with long-term stockholder value.	Award opportunities are based on individual's ability to impact future results, job scope, individual performance and review of competitive pay practices. PRSU awards made up 50% of the value of the aggregate long term incentives granted to the named executive officers under the 2021 executive compensation program.	The Compensation Committee granted PRSUs to all of the named executive officers in 2021. See page 38. KAR 2021 PRSU awards are earned based on three-year Cumulative Operating Adjusted Net Income Per Share performance through December 31, 2023.
	Performance-based stock options *The performance-based hurdles require achieving and maintaining a minimum stock price appreciation threshold as an additional vesting condition.*	Become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days.	Align the interests of executives with long term stockholder value; further incentivizes our executives to drive long-term stockholder value creation; no options will vest and become exercisable without achievement of pre-established performance goals.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Performance-based stock options made up 40% of the value of the aggregate long term incentives granted to named executives under the 2021 executive compensation program.	The Compensation Committee granted performance-based stock options to all of the named executive officers in 2021. See page 38.
	Time-based stock options	Vest and become exercisable in equal installments on each of the first four anniversaries of the grant date.	Incentivizes performance by linking realized compensation over long-term appreciation in stock price.	Award opportunities are based on individual performance, experience, job scope and review of competitive pay practices. Time-based stock options made up 10% of the value of the aggregate long term incentives granted to named executives under the 2021 compensation program.	The Compensation Committee granted time-based stock options to all of the named executive officers in 2021. See page 38.

Compensation Structure and Goal Setting

Our executive compensation program is designed to deliver compensation in accordance with our performance, with a large percentage of the compensation at risk through long-term equity awards and annual cash incentive awards. These awards are linked to actual performance, consistent with our belief that a significant amount of executive compensation should be in the form of equity and that a greater percentage of compensation should be tied to performance for executives who bear higher levels of responsibility for our performance. The mix of target direct compensation awarded under our 2021 executive compensation program for our CEO and the average of our other named executive officers is shown in the charts below. Approximately 85% of our CEO's total compensation, and approximately 79% of the average total compensation of our other named executive officers, is at-risk, consisting of PRSUs, performance-based stock options, time-based stock options, restricted stock units ("RSUs") (for Mr. Davis), and performance-based annual cash incentives.

CEO Compensation



Not At Risk
15%
Base Salary
15%
Target Annual
Cash Bonus 19%
Performance-Based
RSUs 33%
Stock Options
33%
Time-Based
RSUs 0%
At Risk
85%

Other Named Executive Officer Average Compensation*



Not At Risk
21%
Base Salary
21%
Target Annual
Cash Bonus 21%
Time-Based
RSUs 2%
Performance-Based
RSUs 27%
Stock Options
29%
At Risk
79%

* Mr. Davis's one-time BacklotCars PRSU award has been excluded from this chart.

Base Salary

General. Annual salary levels for our named executive officers are based upon various factors, including the amount and relative percentage of total compensation that is derived from base salary, individual performance, current roles and responsibilities, skills, experience and job scope. In view of the wide variety of factors considered by the Compensation Committee in connection with determining the base salary of each of our named executive officers, the Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. A description of how these factors were applied in 2021 is described below.

Base Salaries for 2021. In late 2020 and the first quarter of 2021 (but for Mr. Coyle, prior to hire), the Compensation Committee reviewed the base salaries of each of our named executive officers for 2021. After considering multiple factors as noted above, the following base salaries were approved for 2021:

Name	Base Salary	% Change	Effective Date
Peter Kelly	$600,000	0%	N/A
	$750,000	25%	April 1, 2021
Jim Hallett	$975,000	0%	N/A
	$725,000	(26%)	April 1, 2021
Eric Loughmiller	$550,000	0%	N/A
John Hammer	$550,000	1%	January 1, 2021
Justin Davis	$300,000	0%	N/A
James Coyle	$500,000	N/A	October 26, 2021

The Compensation Committee did not initially approve a 2021 base salary adjustment for Messrs. Davis, Hallett, Kelly or Loughmiller because the Compensation Committee determined that their base salaries were already set at competitive levels. The base salary increase for Mr. Hammer was a minor salary increase to reflect an internal pay equity adjustment. The Compensation Committee approved the base salary adjustments for Messrs. Hallett and Kelly effective April 1, 2021, to reflect their new roles as Executive Chairman and Chief Executive Officer, respectively. Mr. Coyle became an employee of the Company effective October 26, 2021, and his base salary was set as part of his initial compensation package. As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

Base Salaries for 2022. In late 2021 and the first quarter of 2022, the Compensation Committee reviewed the base salaries of each of our named executive officers for 2022. After considering multiple factors as noted above, the Compensation Committee approved the following base salaries for 2022:

Name	Base Salary	% Change	Effective Date
Peter Kelly	$773,000	3%	March 20, 2022
Jim Hallett	$725,000	0%	N/A
Eric Loughmiller	$550,000	0%	N/A
John Hammer	$572,000	4%	March 20, 2022
Justin Davis	$312,000	4%	March 20, 2022
James Coyle	$500,000	0%	N/A

The base salary increases effective March 20, 2022 for Messrs. Davis, Hammer and Kelly were based on a merit review. The Compensation Committee determined that the base salaries for Messrs. Coyle, Hallett and Loughmiller and were already set at competitive levels. As discussed above, in order to confirm competitiveness of compensation, the Compensation Committee reviews survey data and proxy compensation data of our proxy comparator group.

Annual Cash Incentive Program

General. Under the KAR Auction Services, Inc. Annual Incentive Program (the "Annual Incentive Program"), which is part of the KAR Auction Services, Inc. Amended and Restated 2009 Omnibus Stock and Incentive Plan (the "Omnibus Plan"), the grant of cash-based awards to eligible participants is contingent upon the achievement of certain pre-established performance goals as determined by the Compensation Committee. The Annual Incentive Program is designed so that a significant proportion of our named executive officers' annual cash compensation is variable and directly tied to key performance goals.

2021 ANNUAL INCENTIVE PROGRAM

As described below, the 2021 Annual Incentive Program was tied 100% to pre-established, objective performance metrics, specifically a combination of the Company's Adjusted EBITDA performance (50%), total volume of vehicles sold goals (25%) and strategic volume of vehicles sold goals (25%).

Use of 2021 Adjusted EBITDA

In 2021, the Compensation Committee used "2021 Adjusted EBITDA" of the Company as the relevant financial performance metric for determining awards under the Annual Incentive Program. For the named executive officers, 50% of the award's total payout was weighted on achievement of 2021 Adjusted EBITDA.

"*Adjusted EBITDA*" is equal to EBITDA (earnings before interest expense, income taxes, depreciation and amortization) adjusted to exclude, among other things: gains and losses from asset sales; unrealized foreign currency translation gains and losses in respect of indebtedness; certain non-recurring gains and losses; stock based compensation expense; certain other non-cash amounts included in the determination of net income; charges and revenue reductions resulting from purchase accounting; minority interest; consulting expenses incurred for cost reduction, operating restructuring and business improvement efforts; expenses realized upon the termination of employees and the termination or cancellation of leases, software licenses or other contracts in connection with the operational restructuring and business improvement efforts; expenses incurred in connection with permitted acquisitions; any impairment charges or write-offs of intangibles; and any extraordinary, unusual or non-recurring charges, expenses or losses.

Use of Volume of Vehicles Sold

In 2021, the Compensation Committee utilized volume of vehicles sold operational and strategic performance goals in the Annual Incentive Program. For the named executive officers, 25% of the award's total payout was weighted on achievement of "2021 Total Volume," with the remaining 25% of the award's total payout weighted on "2021 Strategic Volume."

"*2021 Total Volume*" is comprised of the total volume of vehicles sold through our marketplaces in 2021.

"*2021 Strategic Volume*" is comprised of certain vehicles sold through our off-premise marketplaces and Simulcast+.

Annual Incentive Opportunity

In 2021, each of our named executive officers was eligible to earn a cash-based incentive award under the Annual Incentive Program. The Compensation Committee establishes, on an annual basis, specific targets that determine the size of payouts under the Annual Incentive Program. In 2021, the annual incentive opportunity based on achievement of 2021 Adjusted EBITDA, 2021 Total Volume and 2021 Strategic Volume for each named executive officer was as follows:

| Name | Base Salary | Bonus Opportunity | | | Bonus Goal Weighting % | | |
		Threshold % of Base Salary	Target % of Base Salary	Superior % of Base Salary	2021 Adjusted EBITDA	2021 Total Volume	2021 Strategic Volume
Peter Kelly[1]	$750,000	59	119	178	50	25	25
Jim Hallett[1]	$725,000	53	106	159	50	25	25
Eric Loughmiller	$550,000	50	100	150	50	25	25
John Hammer	$550,000	50	100	150	50	25	25
Justin Davis[1]	$300,000	32	65	97	50	25	25
James Coyle[2]	$500,000	50	100	150	50	25	25

(1) Mr. Hallett's target annual incentive opportunity was decreased from 125% to 100% of base salary and Mr. Kelly's target annual incentive opportunity was increased from 100% to 125% of base salary effective April 1, 2021, to reflect their new roles as Executive Chairman and Chief Executive Officer, respectively. In connection with Mr. Davis joining the Company's executive management team, Mr. Davis's target annual incentive opportunity was increased from 50% to 75% of base salary as of June 4, 2021. The 2021 target annual incentive opportunities of Messrs. Davis, Hallett and Kelly reflect these mid-year adjustments.

(2) Mr. Coyle's 2021 annual incentive award payout was prorated based on his October 26, 2021 hire date, as described below.

Performance Targets

The Compensation Committee reviews the Company's business plan approved by the Board and determines the level of performance required to receive threshold, target and superior annual incentive payouts. The Compensation

Committee established the performance objectives in amounts which it believed would increase stockholder value and be achievable given sustained performance on the part of the named executive officers and which would require increasingly greater results to achieve the target and superior objectives. Consistent with the terms of the Omnibus Plan, the Compensation Committee may adjust performance goals to reflect unforeseen, unusual or extraordinary events or circumstances. Despite the unanticipated industry-wide vehicle volume decline in 2021, the Compensation Committee did not increase or decrease the targets or potential payouts of any 2021 annual incentive program award.

The Compensation Committee established the following 2021 annual incentive program targets:

	Weighting	2021 Targets			Performance Leverage (% of Target Goal)			Payout Leverage (% of Target Payout)		
		Threshold	Target	Superior	Threshold	Target	Superior	Threshold	Target	Superior
2021 Adjusted EBITDA	50%	$420.0	$525.0	$630.0	80%	100%	120%	50%	100%	150%
2021 Total Volume	25%	2,715	3,393	4,072	80%	100%	120%	50%	100%	150%
2021 Strategic Volume	25%	736	920	1,104	80%	100%	120%	50%	100%	150%

($ in millions; # in thousands)

2021 Annual Incentive Program Payouts

The actual annual incentive award earned by each named executive officer for 2021 was determined by the Company's achievement of the Adjusted EBITDA, Total Volume and Strategic Volume performance goals, as determined by the Compensation Committee.

Target Annual Incentive Award **X** (Adjusted EBITDA Performance (50%) **+** Total Volume Performance (25%) **+** Strategic Volume Performance (25%)) **=** Actual Annual Incentive Award

Under the Annual Incentive Program, threshold performance objectives must be met in order for any payout to occur. Payouts can range from 50% of target awards for performance at threshold, up to a maximum of 150% of target awards for superior performance, or no payout if performance is below threshold. Because KAR achieved at least the threshold level of Adjusted EBITDA performance in 2021, each of our named executive officers was eligible to receive an award under the Annual Incentive Program in 2021 for the Adjusted EBITDA portion of the program, which amounts are set forth in the "Summary Compensation Table for 2021" on page 46.

The following chart provides the actual level of Adjusted EBITDA, Total Volume and Strategic Volume performance achieved in 2021.



2021 Adjusted EBITDA* — Actual: $427.0 — No Payout — Threshold (50%) — Target (100%) — Superior (150%) — $ in millions — $420.0 — $525.0 — $630.0

* KAR's reported Adjusted EBITDA for the year ended December 31, 2021 was $434.2 million, but for Annual Incentive Program purposes, certain acquisitions consummated in 2021 were excluded, which resulted in Adjusted EBITDA of $427.0 million

2021 Total Volume — Actual: 2,593.2 — No Payout — Threshold (50%) — Target (100%) — Superior (150%) — # in thousands — 2,715.0 — 3,393.0 — 4,072.0

2021 Strategic Volume — Actual: 638.5 — No Payout — Threshold (50%) — Target (100%) — Superior (150%) — # in thousands — 736.0 — 920.0 — 1,104.0

Based on the Company's performance during 2021 and the accompanying payout percentages for the different performance goals set forth above, our named executive officers earned the percentages and corresponding payout amounts of their target annual incentive awards as set forth below:

	Target	Actual				
Name	Target Annual Incentive Award[1]	% of Adjusted EBITDA Target Award Earned (50% Weighting)	% of Total Volume Target Award Earned (25% Weighting)	% of Strategic Volume Target Award Earned (25% Weighting)	% of Total Target Award Earned	2021 Payout (Actual Annual Incentive Award)
Peter Kelly	$890,625	53.35%	0%	0%	26.67%	$237,566
Jim Hallett	$770,313	53.35%	0%	0%	26.67%	$205,474
Eric Loughmiller	$550,000	53.35%	0%	0%	26.67%	$146,707
John Hammer	$550,000	53.35%	0%	0%	26.67%	$146,707
Justin Davis	$193,750	53.35%	0%	0%	26.67%	$51,681
James Coyle	$83,333	53.35%	0%	0%	26.67%	$22,228

(1) The target annual incentive award for Messrs. Davis, Hallett and Kelly reflect the mid-year adjustments described on page 35. Mr. Coyle's annual incentive award was prorated based on his October 26, 2021 hire date.

2022 ANNUAL INCENTIVE PROGRAM

In the first quarter of 2022, the Compensation Committee approved the performance objectives for our 2022 Annual Incentive Program. For 2022, the bonus opportunity for each named executive officer will be weighted on a combination of the Company's financial performance (85%) and certain strategic objectives (15%).

Long-Term Incentive Opportunities

To further align our named executive officers' interests with those of our stockholders, the Company provides long-term incentive compensation opportunities under the Omnibus Plan, as described below.

Omnibus Plan. The Company currently grants long-term incentive awards under the Omnibus Plan. Our Board adopted the Omnibus Plan on December 10, 2009, and it has since been amended and restated, as approved by our stockholders. Under the Omnibus Plan, participants are eligible to receive stock options, restricted stock, RSUs (with or without performance conditions), stock appreciation rights, other stock-based awards and/or cash-based awards, each as determined by the Compensation Committee.

In February 2021, the Compensation Committee approved changes to the components of our long-term incentive program, which is intended to apply for the 2021-2024 compensation periods. In prior years (2015-2020), named executive officers have been granted long-term incentive awards on an annual basis in the form of PRSUs and RSUs, allocated such that 75% of the value was in the form of PRSUs and 25% of the value was in the form of RSUs. In connection with the Company's digital transformation and go-forward strategy, the Compensation Committee approved changes to the structure of our long-term incentive program, including the elimination of RSUs for the executive management team, and the introduction of performance- and time-based stock options as part of the 2021 executive compensation program, as described below.

2021 LONG-TERM INCENTIVE AWARDS

On March 4, 2021 (but on June 4, 2021 for Mr. Davis and November 5, 2021 for Mr. Coyle), the Compensation Committee granted PRSUs and performance- and time-based stock options under its long-term incentive program to the Company's named executive officers, as described in the table below. Awards were based on the individual's ability to impact future results, job scope, individual performance, and a review of competitive pay practices.

The aggregate target award value for each named executive officer was allocated such that 50% of the value was in the form of PRSUs, 40% was in the form of performance-based stock options and 10% was in the form of time-based stock options (except for Mr. Davis, as described below).

Name	Target PRSUs (Cumulative Operating Adjusted Net Income Per Share Goal)	Value of Target Shares at Grant	Number of Performance-Based Stock Options	Value of Performance-Based Stock Options at Grant	Number of Time-Based Stock Options	Value of Time-Based Stock Options at Grant
Peter Kelly	108,617	$1,500,001	474,309	$1,200,002	118,578	$300,002
Jim Hallett	90,515	$1,250,012	395,257	$1,000,000	98,815	$250,002
Eric Loughmiller	49,783	$687,503	217,392	$550,002	54,348	$137,500
John Hammer	36,206	$500,005	158,103	$400,001	39,526	$100,001
Justin Davis[1]	3,428	$62,492	60,650	$200,000	15,163	$50,000
James Coyle[2]	25,580	$375,003	70,756	$300,000	17,689	$75,000

(1) Mr. Davis was granted RSUs on March 4, 2021 with a grant value of $187,512, prior to joining the Company's executive management team on June 4, 2021. As part of joining the Company's executive management team, Mr. Davis's aggregate 2021 long-term incentive target opportunity was increased to $500,000, and on June 4, 2021 Mr. Davis was granted PRSUs with a target grant value of $62,492 (in recognition of the $187,512 in RSUs previously granted), along with performance- and time-based stock options valued at $200,000 and $50,000, respectively. The number and value of stock options depicted includes only the portion attributable to the 2021 long-term incentive program (see below for stock options attributable to future years).

(2) Mr. Coyle's long-term incentive awards were granted on November 5, 2021, pursuant to the Company's Policy on Granting Equity Awards. The number and value of stock options depicted includes only the portion attributable to the 2021 long-term incentive program (see below for stock options attributable to future years).

The Compensation Committee has adopted this approach for the 2021 long-term incentive program for our named executive officers in order to (i) increase the proportion of the grants tied to pre-established stock price and financial performance goals (i.e., 90% of the target long-term incentive grants, as described above); (ii) further align our named executive officers with the interests of our stockholders; and (iii) further incentivize our named executive officers to drive long-term stockholder value creation, as it puts an even greater portion of the executive's total compensation at risk if the Company does not deliver growth to its stockholders.

2021 Performance-Based RSU Awards

The PRSUs will vest if and to the extent that the sum of the Company's "Cumulative Operating Adjusted Net Income Per Share" exceeds certain levels over the three-year measurement period beginning on January 1, 2021 and ending on December 31, 2023.

"*Cumulative Operating Adjusted Net Income Per Share*" for a fiscal year is calculated by dividing Operating Adjusted Net Income by the weighted average diluted common shares outstanding per year. "Operating Adjusted Net Income" for a fiscal year is equal to the Company's net income as reported in the Form 10-K filed by the Company with respect to such fiscal year, adjusted to (i) exclude gains/losses from certain non-recurring and unbudgeted capital transactions, including debt prepayment, debt refinancing, share repurchases and related financing costs not contemplated in the long term incentive targets; (ii) exclude amortization expense associated with acquired intangible assets recorded during purchase accounting of acquisitions; (iii) exclude acquisition contingent consideration; (iv) exclude the impact of significant acts of God or other events outside of the Company's control that may affect the overall economic environment; (v) exclude significant asset impairments; (vi) exclude the impact of adoption of new accounting standards; and (vii) exclude the impact of tax rate changes caused by changes in tax legislation.

The amount of the target PRSUs actually earned and paid in shares of common stock in a lump sum following the performance period will be: 0% for below threshold performance, 50% for threshold performance, 100% for target performance and up to 200% for achieving the maximum performance level or higher. Linear interpolation will be used to calculate the percentage of PRSUs earned and paid if performance falls between the levels described above (and no PRSUs will be earned for performance below threshold performance).

2021 Performance-Based Stock Option Awards

The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment of a closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The performance-based hurdles are designed to require a minimum stock price appreciation threshold as a vesting condition separate and apart from the stock option's time-based vesting component.

2021 Time-Based Stock Option Awards

The time-based stock options will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary.

Other 2021 Long-Term Incentive Awards Granted to Mr. Davis

Mr. Davis, a co-founder and current President of BacklotCars, joined the Company on November 12, 2020 as part of the Company's BacklotCars acquisition. Mr. Davis became eligible to participate in the 2021 executive compensation program upon joining the Company's executive management team on June 4, 2021.

RSUs

On March 4, 2021, prior to Mr. Davis joining the Company's executive management team, the Compensation Committee granted RSUs to Mr. Davis under the long-term incentive program applicable for non-executive participants.

Name	RSUs	Value of RSUs at Grant
Justin Davis	13,578	$187,512

One-third of the RSUs will vest and convert into shares of common stock of the Company on each of the first three anniversaries of the grant date, subject to Mr. Davis's continued employment with the Company through each such anniversary.

PRSUs

On June 4, 2021, in recognition of the strategic importance of accelerating the Company's growth in its dealer-to-dealer platforms, the Compensation Committee granted a one-time PRSU award to Mr. Davis to incentivize the achievement of certain volume-based milestones on the BacklotCars platform.

Name	PRSUs	Value of PRSUs at Grant
Justin Davis	54,855	$1,000,007

The PRSUs are tied to achieving volume-based goals on the BacklotCars platform, with 30% of the PRSUs vesting and converting into shares of common stock of the Company if and to the extent that a specified number of vehicles are sold on the BacklotCars platform during a one-month period between the grant date and December 31, 2024, and the remaining 70% vesting and converting into shares of common stock of the Company if and to the extent that a specified number of vehicles are sold on the BacklotCars platform during a 12-month period between the grant date and December 31, 2023. To the extent the 12-month volume objective is not met by December 31, 2023, 35% of the PRSUs (i.e., 50% of the PRSUs tied to the 12-month volume objective) are forfeited and the other 35% of the PRSUs remain eligible to vest if and to the extent that a specified number of vehicles are sold on the BacklotCars platform by December 31, 2024.

2022-2024 LONG-TERM INCENTIVE AWARDS

On June 4, 2021 (but November 5, 2021 for Mr. Coyle), following stockholder approval of our proposal to amend and restate our Omnibus Plan, the Compensation Committee granted named executive officers who are not retirement-eligible additional performance-based stock options and time-based stock options, intended to cover stock option grants that would otherwise be made in 2022, 2023 and 2024 (i.e., 50% of the grant value attributed to those years), and, for retirement-eligible named executive officers, additional performance-based stock options and time-based stock options intended to cover grants that would otherwise be made in 2022. As a result of the

June 4, 2021 grants, in each of 2022, 2023 and 2024, the Compensation Committee intends to only grant PRSUs to our named executive officers with a target value equal to 50% of the long-term incentive grant value that our named executive officers would otherwise receive.

The Compensation Committee approved these stock option grants attributable to future years (i.e., 2022, 2023 and 2024), of which 80% are tied to stock price vesting hurdles, to motivate executives to achieve the Company's go-forward business strategy, including our digital transformation; further align the executives' interests with stockholders; reward the executive management team for meaningful stock price growth above the grant date stock price; and enhance the retentiveness of the compensation program in a highly competitive market environment for talent. The stock price vesting hurdles for the performance-based stock options have been set at levels that require significant growth, and, as of the date hereof, no performance-based hurdles have been achieved and all performance-based stock options remain unvested and unexercisable. Furthermore, the Compensation Committee intends to only grant PRSUs in 2022, 2023 and 2024, which would result in 100% of the executives' long-term incentive grants to be delivered in performance-vested awards during those years.

Name	Number of Performance-Based Stock Options	Value of Performance-Based Stock Options at Grant	Number of Time-Based Stock Options	Value of Time-Based Stock Options at Grant
Peter Kelly	704,501	$3,600,000	176,125	$899,999
Jim Hallett	195,695	$1,000,001	48,924	$250,002
Eric Loughmiller	107,632	$550,000	26,908	$137,500
John Hammer	234,834	$1,200,002	58,708	$299,998
Justin Davis[1]	181,951	$600,000	45,488	$150,000
James Coyle[1]	212,264	$900,000	53,066	$225,001

(1) The number and value of stock options depicted includes only the portion attributable to the 2022-2024 long-term incentive programs.

PRIOR YEARS' LONG-TERM INCENTIVE AWARDS

2020 Performance-Based and Time-Based RSU Awards

As previously disclosed, on February 21, 2020, the Compensation Committee granted PRSUs and RSUs to the Company's named executive officers, some of which remained outstanding at fiscal year-end 2021.

The amounts of PRSUs and RSUs that remain outstanding are disclosed in the "Outstanding Equity Awards" table below. The PRSU awards have terms substantially similar to those granted in 2021, and the RSU awards vest and convert into shares of common stock of the Company in one-third increments on each of the first three anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary. For the year ended December 31, 2021, one-third of the RSUs had vested, as disclosed in the "Option Exercises and Stock Vested" table below.

2019 Performance-Based and Time-Based RSU Awards

As previously disclosed, on February 22, 2019 (and for Mr. Hammer, again on March 1, 2019), the Compensation Committee granted PRSUs and RSUs to the Company's named executive officers, some of which remained outstanding at fiscal year-end 2021.

The amounts of PRSUs and RSUs that remain outstanding are disclosed in the "Outstanding Equity Awards" table below. Other than certain adjustments made to the PRSUs granted in 2019 due to the IAA Spin Off (described below), these awards have terms substantially similar to those granted in 2021. For the year ended December 31, 2021, two-thirds of the RSUs had vested, as disclosed in the "Option Exercises and Stock Vested" table below.

At the time of grant, the PRSUs were to vest if and to the extent that the sum of the Company's "Cumulative Operating Adjusted Net Income Per Share" exceeded certain levels over the three-year measurement period beginning on January 1, 2019 and ending on December 31, 2021. In connection with the IAA Spin-Off, the PRSUs granted in 2019 were subject to adjusted performance criteria and an adjusted performance period from January 1, 2019 to December 31, 2019. Following the completion of the adjusted performance period, based on the actual performance achieved, 71.1% of the target 2019 PRSUs were converted into time-based RSUs, and such RSUs will vest on the third anniversary of the grant of the 2019 PRSUs, subject to continued employment as required under the original 2019 PRSU award agreement.

2018 Performance-Based and Time-Based RSU Awards

As previously disclosed, on March 2, 2022, the PRSUs granted in 2018 that were converted to time-based RSUs based on target level of performance in connection with the IAA Spin-Off and the final one-third of the RSUs granted in 2018 each vested, as disclosed in the "Option Exercises and Stock Vested" table below.

Retirement, Health and Welfare Benefits

We offer a variety of health and welfare and retirement programs to all eligible employees, including our named executive officers. As with all Company employees, our named executive officers are eligible to receive 401(k) employer matching contributions equal to 100% of the first 4% of compensation contributed by the named executive officer (subject to limits set by the Internal Revenue Service). The health and welfare programs are intended to protect employees against catastrophic loss and encourage a healthy lifestyle. Our health and welfare programs include medical, dental, vision, pharmacy, life, disability and accidental death and disability insurance. We also provide travel insurance to all employees who travel for business purposes.

We provide certain enhanced retirement vesting of equity-incentive awards as described in "Potential Payments Upon Termination or Change in Control—Potential Payments Upon Termination or Change in Control Table".

Perquisites

The Company provides the named executive officers a limited number of perquisites that the Compensation Committee believes are reasonable and consistent with the objective of attracting and retaining highly qualified executives. The perquisites which are currently available to certain of our named executive officers include an automobile allowance or use of a Company-owned automobile, an allowance for executive physicals, Company-paid group term life insurance premiums and relocation benefits under the Company's mobility program. Please see footnote 6 to the "Summary Compensation Table for 2021" on page 46 for more information regarding perquisites.

COMPENSATION POLICIES AND OTHER INFORMATION

Employment and Severance Agreements

The Compensation Committee recognizes that, from time to time, it is appropriate to enter into agreements with our executive officers to ensure that we continue to retain their services and to promote stability and continuity within the Company. All of our current named executive officers have an employment agreement with the Company. A description of these agreements can be found in the section titled "Potential Payments Upon Termination or Change in Control—Employment Agreements with Named Executive Officers."

Tax and Accounting Considerations

Employment Agreements. Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") and related provisions impose substantial excise taxes under Section 4999 of the Code on so-called "excess parachute payments" payable to certain named executive officers upon a change in control and results in the loss of the compensation deduction for such payments by the Company.

Mr. Hallett's prior employment agreement, which became effective as of February 27, 2012 and has been superseded by his new employment agreement entered into on March 1, 2021 and effective as of April 1, 2021, provided for a potential "gross-up payment" in the event that such excise taxes result from any excess parachute payments. Mr. Hallett's new employment agreement eliminated his right to receive any excise tax gross-up payments.

None of the employment agreements entered into with Messrs. Coyle, Davis, Hammer, Kelly or Loughmiller, contain excise tax gross-up provisions.

Tax Deductibility of Awards Under the Omnibus Plan. Section 162(m) of the Code ("Section 162(m)") generally disallows a federal tax deduction by the Company for compensation paid to Covered Employees (as defined in Section 162(m)) in excess of $1,000,000. Historically, compensation that qualified as "performance-based compensation" under Section 162(m) could be excluded from this limit. This exception has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to the Covered Employees in excess of $1,000,000 will not be deductible by the Company unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

The Compensation Committee historically structured certain awards under the Omnibus Plan so that they could comply with the "performance-based compensation" exception for purposes of Section 162(m) and be deductible by the Company for federal income tax purposes. However, because of the continued development of the application and interpretation of Section 162(m) and the regulations issued thereunder, we cannot guarantee that compensation intended to satisfy the requirements for deductibility under Section 162(m), as in effect prior to 2018, would or will in fact be deductible.

Though tax deductibility is one of many factors considered by the Compensation Committee when determining executive compensation, the Compensation Committee believes that the tax deduction limitation should not compromise our ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Therefore, in seeking to tie executive pay to company performance in a meaningful way, the Compensation Committee may make decisions in designing and approving pay programs that are not driven by tax consequences to the Company.

Accounting for Stock-Based Compensation. We account for stock-based compensation in accordance with the requirements of ASC 718.

Clawback Policy for Financial Restatements. The Company's clawback policy provides for the recovery of incentive compensation in the event the Company is required to prepare an accounting restatement due to any current or former executive officer's intentional misconduct. In such an event, the executive officer would be required to repay to the Company the excess amount of incentive compensation received under the inaccurate financial statement. The Company intends to revise this policy as needed to comply with the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act when such requirements become effective.

Anti-Hedging and Anti-Pledging Policies

Our insider trading policy expressly prohibits our directors, officers and other employees from, among other things:

- trading in options, warrants, puts and calls or similar instruments on Company securities;
- selling Company securities "short";
- holding Company securities in margin accounts; and
- pledging Company securities as collateral for loans.

In addition to the Company's insider trading policy, the Company has a formal anti-hedging policy. This policy prohibits our officers and directors from entering into hedging or monetization transactions involving Company stock, such as prepaid variable forward contracts, equity swaps, collars and exchange funds.

Stock Ownership Guidelines and Stock Holding Requirement

The Compensation Committee adopted the following stock ownership guidelines which are applicable to our named executive officers:

Title	Stock Ownership Guideline
CEO	5 times annual base salary
Other Named Executive Officers	3 times annual base salary

The named executive officers must hold 60% of the vested shares, net of taxes, of Company stock received under awards granted on or after January 1, 2015 until the applicable ownership guideline is met. All named executive officers own shares in excess of the stock ownership guidelines, except for Messrs. Coyle and Hammer who each became an employee of the Company in 2021 and 2018, respectively, and is each subject to the aforementioned holding requirement.

RESULTS OF SAY ON PAY VOTES AT 2021 ANNUAL MEETING

At the Company's 2021 annual meeting of stockholders, the Company held a non-binding stockholder vote on executive compensation (commonly referred to as "Say on Pay"). At the meeting, excluding broker non-votes, over 98% of the votes on the matter were cast to approve the Company's executive compensation programs, less than 2% of the votes were cast against, and less than 0.5% abstained from voting.

The Compensation Committee considered the results of the vote, including the appropriateness of the compensation philosophy and objectives, the role of the Compensation Committee and executive officers in setting compensation, the elements used to achieve the compensation philosophy and objectives and the levels of compensation provided to the named executive officers.

In addition, at the Company's 2017 annual meeting of stockholders, the Company held a non-binding stockholder vote on whether to hold a Say on Pay vote every one, two or three years. At that meeting, a majority of our stockholders voted in favor of holding a Say on Pay vote every year, and accordingly, the Company adopted an annual Say on Pay vote frequency. As described in more detail in Proposal No. 3 above, the Company is again holding a Say on Pay vote to approve executive compensation at the 2022 annual meeting of stockholders.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis for executive compensation for 2021 and discussed that analysis with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's 2021 Annual Report on Form 10-K.

COMPENSATION COMMITTEE







Carmel Galvin, Chair

Stefan Jacoby

Roy Mackenzie

ANALYSIS OF RISK IN THE COMPANY'S COMPENSATION STRUCTURE

The Compensation Committee considers the potential risks in our business when designing and administering the Company's pay program, and the Compensation Committee believes its balanced approach to performance measurement and pay delivery works to avoid misaligned incentives for individuals to undertake excessive or inappropriate risk. Further, program administration is subject to considerable internal controls, and when determining the principal outcomes—performance assessments and pay decisions—the Compensation Committee relies on principles of sound governance and good business judgment. As part of its responsibilities to annually review all incentive compensation and equity-based plans, and evaluate whether the compensation arrangements of the Company's employees incentivize unnecessary and excessive risk-taking, the Compensation Committee evaluated the risk profile of all of the Company's compensation policies and practices for 2021.

In its evaluation, the Compensation Committee reviewed the Company's employee compensation structures and noted numerous design elements that manage and mitigate risk without diminishing the incentive nature of the compensation. There is a balanced mix between cash and equity and between annual and longer-term incentives. In addition, annual incentive awards and long-term incentive awards granted to executives are generally tied to corporate performance goals, including Adjusted EBITDA, strategic and total volume of vehicles sold, Cumulative Operating Adjusted Net Income Per Share and stock price appreciation. These metrics encourage performance that supports the business as a whole. The executive annual incentive awards include a maximum payout opportunity equal to 150% of target, and the PRSUs granted as part of the long-term incentive program include a maximum payout opportunity equal to 200% of target. Our executives are also expected to meet share ownership guidelines in order to align the executives' interests with those of our stockholders. Also, the Company's clawback policy permits the Company to recover incentive compensation paid to an executive officer if the compensation resulted from any financial result or metric impacted by the executive officer's intentional misconduct. This policy helps to discourage inappropriate risks, as executives will be held accountable for misconduct which is harmful to the Company's financial and reputational health.

The Compensation Committee also reviewed the Company's compensation programs for certain design features that may have the potential to encourage excessive risk-taking, including over-weighting towards annual incentives, highly leveraged payout curves, unreasonable thresholds and steep payout cliffs at certain performance levels that may encourage short-term business decisions to meet payout thresholds. The Compensation Committee concluded that the Company's compensation programs (i) do not include such elements; or (ii) have implemented features, steps and controls that are designed to limit risks of our compensation arrangements. In light of these analyses, the Compensation Committee concluded that the Company has a balanced pay and performance program that does not encourage excessive risk-taking that is reasonably likely to have a material adverse effect on the Company.

SUMMARY COMPENSATION TABLE FOR 2021

The table below contains information concerning the compensation of our named executive officers.

Name and Principal Position[1]	Year[2]	Salary	Stock Awards[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	All Other Compensation[6]	Total
Peter Kelly Chief Executive Officer	2021	$709,616	$1,500,001	$6,000,003	$237,566	$30,747	$8,477,933
	2020	$600,000	$1,350,019		$458,106	$19,592	$2,427,717
	2019	$576,923	$1,200,031		$300,000	$108,732	$2,185,686
Jim Hallett Executive Chairman and Chairman of the Board	2021	$792,308	$1,250,012	$2,500,005	$205,474	$43,763	$4,791,562
	2020	$975,000	$3,900,024		$930,529	$41,910	$5,847,463
	2019	$975,000	$3,900,050		$609,375	$45,003	$5,529,428
Eric Loughmiller Executive Vice President and Chief Financial Officer	2021	$550,000	$687,503	$1,375,002	$146,707	$17,540	$2,776,752
	2020	$550,000	$1,375,028		$419,931	$32,964	$2,377,923
	2019	$550,000	$1,375,046		$275,000	$20,335	$2,220,381
John Hammer Chief Commercial Officer for KAR and President of ADESA	2021	$550,000	$500,005	$2,000,002	$146,707	$32,362	$3,229,076
	2020	$546,000	$820,024		$416,877	$31,308	$1,814,209
	2019	$520,769	$1,287,644		$345,190	$30,585	$2,184,188
Justin Davis President of BacklotCars	2021	$278,077	$1,250,011	$1,000,001	$51,681	$10,933	$2,590,703
James Coyle Executive Vice President and Chief Digital Officer	2021	$84,615	$375,003	$1,500,002	$22,228	$5,069	$1,986,917

(1) Principal position reflects position held as of December 31, 2021. Mr. Hallett served as the Chief Executive Officer of the Company at the beginning of 2021 and, effective April 1, 2021, assumed the role of Executive Chairman. Mr. Kelly served as the President of the Company at the beginning of 2021 and, effective April 1, 2021, assumed the role of Chief Executive Officer.

(2) Compensation for Messrs. Davis and Coyle is provided only for 2021 because neither was a named executive officer for 2020 or 2019.

(3) The amounts reported in this column for 2021 represent the grant date fair value of (i) PRSUs granted on March 4, 2021 to Messrs. Kelly, Hallett, Loughmiller and Hammer, (ii) RSUs granted on March 4, 2021 to Mr. Davis, (iii) PRSUs granted on June 4, 2021 to Mr. Davis, and (iv) PRSUs granted to Mr. Coyle on November 5, 2021, each computed in accordance with ASC 718. See Note 5 to our financial statements for 2021 for information about the assumptions made in determining the grant date fair value. Assuming, instead, that the maximum level of performance is achieved with respect to the 2021 PRSU awards, based on grant date value of our common stock, the award that could be earned at the end of the performance period (excluding dividends) is as follows: Mr. Kelly – $3,000,002; Mr. Hallett – $2,500,024; Mr. Loughmiller – $1,375,006; Mr. Hammer – $1,000,010; Mr. Davis – $1,312,504; and Mr. Coyle – $750,006.

(4) The amounts reported in this column represent the grant date fair value of option awards granted to our named executive officers in 2021 computed in accordance with ASC 718. See Note 5 to our financial statements for 2021 for information about the assumptions made in determining the grant date fair value. As further described in the section titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Long- Term Incentive Opportunities," above, for Messrs. Kelly, Hammer, Davis and Coyle, who are not retirement-eligible, the option award is intended to also cover grants that would otherwise be made in 2022, 2023 and 2024 and for Messrs. Hallett and Loughmiller, who are or will become retirement-eligible, the option award is intended to also cover grants that would otherwise be made in 2022.

(5) The amount reported is equal to the amount paid to the named executive officer under the Annual Incentive Program, which is governed by the Omnibus Plan.

(6) The amounts reported for 2021 consist of the following:

- Automobile allowance: Mr. Kelly – $23,385; Mr. Hallett – $25,000; Mr. Hammer – $18,692; Mr. Davis – $10,385; and Mr. Coyle – $3,462.
- 401(k) matching contributions: Mr. Kelly – $3,462; Mr. Hallett – $11,600; Mr. Loughmiller – $11,600; Mr. Hammer – $11,600; Mr. Davis – $0; and Mr. Coyle – $1,538.
- Company paid group term life insurance premiums: Mr. Kelly – $2,070; Mr. Hallett – $7,163; Mr. Loughmiller – $5,940; Mr. Hammer – $2,070; Mr. Davis – $548; and Mr. Coyle – $69.
- Executive physical: Mr. Kelly – $1,830.

GRANTS OF PLAN-BASED AWARDS FOR 2021

The following table summarizes the awards granted to, and the payouts that were achievable for, each of our named executive officers in 2021 under the Annual Incentive Program and the grants of PRSUs, RSUs, performance-based stock options and time-based stock options made under the Omnibus Plan.

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)[3]	All Other Option Awards: Number of Securities Underlying Options (#)(j)[4]	Exercise Price of Option Awards ($)(k)[5]	Grant Date Fair Value of Stock and Option Awards ($)(l)[6]
		Threshold ($)(c)[1]	Target ($)(d)[1]	Maximum ($)(e)[1]	Threshold (#)(f)[2]	Target (#)(g)[2]	Maximum (#)(h)[2]				
Peter Kelly	—	445,313	890,625	1,335,938							
	3/4/2021				54,309	108,617	217,234				1,500,001
	3/4/2021					474,309				13.81	1,200,002
	3/4/2021								118,578	13.81	300,002
	6/4/2021					704,501				18.23	3,600,000
	6/4/2021								176,125	18.23	899,999
Jim Hallett	—	385,157	770,313	1,155,470							
	3/4/2021				45,258	90,515	181,030				1,250,012
	3/4/2021					395,257				13.81	1,000,000
	3/4/2021								98,815	13.81	250,002
	6/4/2021					195,695				18.23	1,000,001
	6/4/2021								48,924	18.23	250,002
Eric Loughmiller	—	275,000	550,000	825,000							
	3/4/2021				24,892	49,783	99,566				687,503
	3/4/2021					217,392				13.81	550,002
	3/4/2021								54,348	13.81	137,500
	6/4/2021					107,632				18.23	550,000
	6/4/2021								26,908	18.23	137,500
John Hammer	—	275,000	550,000	825,000							
	3/4/2021				18,103	36,206	72,412				500,005
	3/4/2021					158,103				13.81	400,001
	3/4/2021								39,526	13.81	100,001
	6/4/2021					234,834				18.23	1,200,002
	6/4/2021								58,708	18.23	299,998
Justin Davis	—	96,875	193,750	290,625							
	3/4/2021							13,578			187,512
	6/4/2021					54,855					1,000,007
	6/4/2021				1,714	3,428	6,856				62,492
	6/4/2021					156,556				18.23	800,001
	6/4/2021								39,139	18.23	200,000
James Coyle	—	41,667	83,333	125,000							
	11/5/2021				12,790	25,580	51,160				375,003
	11/5/2021					283,019				14.66	1,200,001
	11/5/2021								70,755	14.66	300,001

(1) Columns (c), (d) and (e) include the potential awards for performance at the threshold, target and maximum ("superior") levels, respectively, under the Annual Incentive Program. See "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" for further information on the terms of the Annual Incentive Program.

(2) Columns (f), (g) and (h) include the potential number of PRSUs which may be earned for performance at the threshold, target and maximum levels, respectively. These awards vest if and to the extent that the sum of the Company's Cumulative Operating Adjusted Net Income Per Share exceeds certain levels over the three-year period beginning on January 1,

2021 and ending on December 31, 2023. For Mr. Davis, column (g) also includes the potential number of PRSUs Mr. Davis may earn to the extent the Company achieves certain predetermined volume-based goals on the BacklotCars platform. This one-time PRSU award granted to Mr. Davis does not have threshold or maximum payout levels, but instead portions of the PRSU award vests if and to the extent that the volume-based goals are achieved during predetermined time periods. For each of our named executive officers, column (g) also includes the number of performance-based stock options granted in 2021. The performance-based stock options will become eligible to vest and become exercisable in 25% increments, each upon the later to occur of (i) the first four anniversaries of the grant date, respectively, and (ii) the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $5, $10, $15, and $20 over the exercise price, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(3) Column (i) includes the number of RSUs granted in 2021. This award vests ratably on each of the first three anniversaries of the grant date subject to Mr. Davis's continued employment with the Company through each such anniversary.

(4) Column (j) includes the number of time-based stock options granted in 2021, which will vest and become exercisable in equal installments on each of the first four anniversaries of the grant date, subject to the named executive officer's continued employment with the Company through each such anniversary.

(5) The exercise price of the performance-based and time-based stock option awards is set as the closing price of the Company's common stock on the grant date.

(6) The amounts reported in this column represent the grant date fair value of awards granted to our named executive officers, computed in accordance with ASC 718. For PRSUs, the grant date fair value is based on target performance. See Note 5 to our financial statements for 2021 for information about the assumptions made in determining the grant date fair value.

Additional information concerning our cash and equity incentive awards and plans may be found in the sections titled "Compensation Discussion and Analysis—Elements Used to Achieve Compensation Philosophy and Objectives—Annual Cash Incentive Program" and "Long-Term Incentive Opportunities," respectively.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2021

Name (a)	Grant Year	Security	Option Awards					Stock Awards			
			Number of Securities Underlying Unexercised Options Exercisable (#)(b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(d)	Option Exercise Price ($)(e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#)(g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(j)
Peter Kelly	2019	KAR						2,125[1]	33,193[1]		
	2019	IAA						2,125[1]	107,568[1]		
	2019	KAR						13,997[2]	218,637[2]		
	2020	KAR						10,113[3]	157,965[3]		
	2020	KAR								23,208[4]	362,509[4]
	2021	KAR								54,309[5]	848,299[5]
	2021	KAR	118,578[6]			13.81	03/04/2031				
	2021	KAR		474,309[7]		13.81	03/04/2031				
	2021	KAR	176,125[8]			18.23	06/04/2031				
	2021	KAR		704,501[9]		18.23	06/04/2031				
Jim Hallett	2014	KAR	194,404			11.74	02/27/2024				
	2019	KAR						6,676[1]	104,279[1]		
	2019	IAA						6,676[1]	337,939[1]		
	2019	KAR						45,490[2]	710,557[2]		
	2020	KAR						28,244[3]	441,171[3]		
	2020	KAR								67,045[4]	1,047,243[4]
	2021	KAR								45,258[5]	706,922[5]
	2021	KAR	98,815[6]			13.81	03/04/2031				
	2021	KAR		395,257[7]		13.81	03/04/2031				
	2021	KAR	48,924[8]			18.23	06/04/2031				
	2021	KAR		195,695[9]		18.23	06/04/2031				
Eric Loughmiller	2014	KAR	97,204			11.74	02/27/2024				
	2019	KAR						2,353[1]	36,754[1]		
	2019	IAA						2,353[1]	119,109[1]		
	2019	KAR						16,038[2]	250,521[2]		
	2020	KAR						9,986[3]	155,981[3]		
	2020	KAR								23,638[4]	369,226[4]
	2021	KAR								24,892[5]	388,805[5]
	2021	KAR	54,348[6]			13.81	03/04/2031				
	2021	KAR		217,392[7]		13.81	03/04/2031				
	2021	KAR	26,908[8]			18.23	06/04/2031				
	2021	KAR		107,632[9]		18.23	06/04/2031				
John Hammer	2019	KAR						2,277[1]	35,566[1]		
	2019	IAA						2,277[1]	115,261[1]		
	2019	KAR						14,991[2]	234,173[2]		
	2020	KAR						6,143[3]	95,954[3]		
	2020	KAR								14,097[4]	220,195[4]
	2021	KAR								18,103[5]	282,769[5]
	2021	KAR	39,526[6]			13.81	03/04/2031				
	2021	KAR		158,103[7]		13.81	03/04/2031				
	2021	KAR	58,708[8]			18.23	06/04/2031				
	2021	KAR		234,834[9]		18.23	06/04/2031				
Justin Davis	2021	KAR	39,139[8]			18.23	06/04/2031				
	2021	KAR		156,556[9]		18.23	06/04/2031				
	2021	KAR						13,578[10]	212,088[10]		
	2021	KAR								1,714[5]	26,773[5]
	2021	KAR								54,855[11]	856,835[11]
James Coyle	2021	KAR								12,790[5]	199,780[5]
	2021	KAR	70,755[12]			14.66	11/05/2031				
	2021	KAR		283,019[13]		14.66	11/05/2031				

(1) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on February 22, 2019 (and for Mr. Hammer, March 1, 2019), that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share, and by multiplying the number of unvested IAA RSUs by the market price of IAA common stock at the close of the last trading day in 2021, which was $50.62 per share. The total amount in column (h) excludes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Kelly – $2,886; Mr. Hallett – $9,289; Mr. Loughmiller – $3,275; and Mr. Hammer – $3,092.

(2) The total amounts and values in columns (g) and (h) equal the total number of unvested PRSUs granted on February 22, 2019 (and for Mr. Hammer, March 1, 2019), that, in connection with the IAA Spin-Off, were converted to RSUs based on KAR's actual performance in 2019, that vest on the third anniversary of the grant date during the named executive officer's continued employment with the Company through such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share. The total amount in column (h) excludes accrued and unpaid cash dividend equivalents on the KAR awards in the following amounts: Mr. Kelly – $2,681; Mr. Hallett – $8,713; Mr. Loughmiller – $3,072; and Mr. Hammer – $2,889.

(3) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted on February 21, 2020, that vest ratably on each of the first three anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested KAR RSUs by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share. The total amount in column (h) excludes accrued and unpaid cash dividend equivalents in the following amounts: Mr. Kelly – $1,921; Mr. Hallett – $5,551; Mr. Loughmiller – $1,957; and Mr. Hammer – $1,167.

(4) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on February 21, 2020, that may be earned and vest based on the Company's Cumulative Operating Adjusted Net Income Per Share performance over a three-year period, at the threshold level, held by each named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the threshold level, by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share, including reinvested dividends on such PRSUs. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2021 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2021, we were below threshold levels of Cumulative Operating Adjusted Net Income Per Share performance and have accordingly reported the PRSUs at the threshold award level.

(5) The total amounts and values in columns (i) and (j) equal the total number of unvested PRSUs granted on March 4, 2021 (but for Mr. Davis, June 4, 2021, and for Mr. Coyle, November 5, 2021), that may be earned and vest based on the Company's Cumulative Operating Adjusted Net Income Per Share performance over a three-year period, at the threshold level, held by each named executive officer and the market value of such awards, determined by multiplying the number of unvested PRSUs, at the threshold level, by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share. In calculating the number of PRSUs and their value, we are required by SEC rules to compare our performance through 2021 under the PRSU grants against the threshold, target and maximum performance levels for the grant and report in these columns the applicable potential share number and payout amount. If the performance is between levels, we are required to report the potential payout at the next highest level. Through December 31, 2021, we were below threshold levels of Cumulative Operating Adjusted Net Income Per Share performance and have accordingly reported the PRSUs at the threshold award level.

(6) Represents the number of time-based stock options granted on March 4, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary.

(7) Represents the number of performance-based stock options granted on March 4, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $18.81, $23.81, $28.81, and $33.81, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(8) Represents the number of time-based stock options granted on June 4, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary.

(9) Represents the number of performance-based stock options granted on June 4, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during the named executive officer's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $23.23, $28.23, $33.23, and $38.23, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

(10) The total amounts and values in columns (g) and (h) equal the total number of unvested RSUs granted to Mr. Davis on March 4, 2021, that vest ratably on each of the first three anniversaries of the grant date during Mr. Davis' continued employment with the Company through each such anniversary, and the market value of such awards, determined by multiplying the number of unvested RSUs by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share.

(11) The total amounts and values in columns (i) and (j) equal the total number of PRSUs granted to Mr. Davis on June 4, 2021, that may be earned and vest to the extent the Company achieves certain predetermined volume-based goals on the BacklotCars platform, and the market value of such award, determined by multiplying the number of unvested PRSUs by the market price of KAR common stock at the close of the last trading day in 2021, which was $15.62 per share. This one-time PRSU award granted to Mr. Davis does not have threshold or maximum payout levels, but instead portions of the PRSUs vest if and to the extent that the volume-based goals are achieved during specified time periods.

(12) Represents the number of time-based stock options granted to Mr. Coyle on November 5, 2021, which vest and become exercisable in equal installments on each of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary.

(13) Represents the number of performance-based stock options granted to Mr. Coyle on November 5, 2021, which will become eligible to vest and become exercisable in equal 25% increments, each upon the later of the occurrence of the first four anniversaries of the grant date during Mr. Coyle's continued employment with the Company through each such anniversary, respectively, and the attainment and maintenance of the closing price of the Company's common stock at or above, for each respective 25% increment, $19.66, $24.66, $29.66, and $34.66, for twenty consecutive trading days. The performance-based stock options do not have threshold or maximum payout levels, but instead portions of the performance-based stock option award will vest to the extent that the stock price targets are achieved during the term of the stock option.

Because this table shows outstanding equity awards held by our named executive officers as of December 31, 2021, the information is presented on an adjusted basis to reflect the IAA Spin-Off, as applicable. Please refer to the discussion in "Compensation Discussion and Analysis—IAA Spin-Off" above for details on the adjustments.

OPTION EXERCISES AND STOCK VESTED DURING FISCAL YEAR 2021

Name (a)	Security	Option Awards		Stock Awards	
		Number of Shares Acquired on Exercise (#)(b)	Value Realized on Exercise ($)(c)	Number of Shares Acquired on Vesting (#)(d)	Value Realized on Vesting ($)(e)
Peter Kelly	KAR	—	—	16,395[1]	246,043[2]
	IAA	30,000	1,510,575	33,590[1]	1,790,482
Jim Hallett	KAR	—	—	80,876[1]	1,208,343[2]
	IAA	—	—	139,067[1]	7,553,182
Eric Loughmiller	KAR	—	—	21,665[1]	324,886[2]
	IAA	—	—	42,011[1]	2,255,729
John Hammer	KAR	—	—	23,286[1]	347,901[2]
	IAA	—	—	44,048[1]	2,385,643
Justin Davis	KAR	—	—	—	—
	IAA	—	—	—	—
James Coyle	KAR	—	—	—	—
	IAA	—	—	—	—

(1) This amount includes shares vested with respect to the full amount of the 2018 PRSUs that were converted into RSUs at the target performance level in connection with the IAA Spin Off, the full amount of the IAA 2019 PRSUs that were converted to RSUs based on IAA's actual performance in 2019 in connection with the IAA Spin Off, one-third of the 2018 RSUs, one-third of the 2019 RSUs and one-third of the 2020 RSUs.

(2) This amount includes accumulated dividend equivalents paid in cash with respect to the 2018 PRSUs that were converted into RSUs in connection with the IAA Spin-Off and the 2018, 2019 and 2020 RSUs.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following is a discussion of the treatment of equity-based awards held by our named executive officers and annual cash incentive awards due to our named executive officers upon certain types of employment terminations or the occurrence of a change in control of the Company. For a discussion of our named executive officers' severance payments and the treatment of their annual cash incentive awards that may become due upon certain types of employment terminations pursuant to their employment agreements, see "Employment Agreements with Named Executive Officers" below.

EQUITY-BASED AWARDS—OMNIBUS PLAN

To the extent a named executive officer's employment agreement does not provide otherwise, the Omnibus Plan (and the related award agreements thereunder) provide for the following treatment of stock options and other equity awards issued pursuant to the Omnibus Plan upon the termination of employment scenarios or a change in control, as set forth below. Since December 10, 2009, all grants of stock options and other equity awards have been and will be made pursuant to the terms of the Omnibus Plan.

Award Type	Termination or Change in Control Scenario*
Options	**Voluntary Termination or Termination for Cause:** If voluntary, vested options remain exercisable for 90 days (or earlier expiration date); if for Cause, all vested and unvested options are cancelled. (For the 2021 option awards, 90 days is specified as the 3 month anniversary.) **Termination Without Cause or for Good Reason:** Unless otherwise specified in an award agreement, vested options remain exercisable for 90 days (or until earlier expiration date). (For the 2021 option awards, 90 days is specified as the 3 month anniversary.) **Death or Disability:** Vested options remain exercisable for 1 year (or until earlier expiration date). Unvested options vest in full, with performance awards remaining subject to performance achievement. For the 2021 option awards, performance must be achieved within 1 year of death/disability, with options remaining exercisable for the earlier of 1 year from death/disability and the original expiration date. **Retirement:** Vested options remain exercisable for 1 year (or until earlier expiration date), except for the 2021 option awards which remain exercisable until the original expiration date. Unvested options are forfeited, except for the 2021 option awards which continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements. **Effect of Change in Control:** Single trigger vesting with committee discretion to cash out or substitute with successor awards, except for the 2021 option awards which have double trigger vesting for options assumed or replaced and single trigger vesting for options that are not assumed or replaced, with performance measured at the time of the change in control under each scenario.
2019 PRSUs **2020 PRSUs** **2021 PRSUs**	**Voluntary Termination or Termination for Cause:** Automatic forfeiture. **Without Cause or for Good Reason:** Prorated portion of the PRSUs vest based on the Company's actual performance during the performance period and the number of full months he was employed during such performance period. **Death or Disability:** Full vesting of the PRSUs based on the Company's actual performance during the performance period. **Retirement:** 2019: Prorated portion of the PRSUs vest based on the Company's actual performance during the performance period and the number of full months worked through the retirement date (including the "early retirement date" which is the date of his voluntary termination of employment after attaining a combination of years of age and service with the Company and its affiliates of at least 70, with a minimum age of 60) plus a credit of an additional 12 months. 2020/2021: If attaining age 65 and at least 5 years of service with the Company and its affiliates ("normal retirement"), full vesting of the PRSUs based on the Company's actual performance during the performance period. If attaining age 55 with at least 10 years of service with the Company and its affiliates ("early retirement"), prorated portion of the PRSUs based on the Company's actual performance during the performance period and the number of full months worked through the retirement date plus a credit of an additional 12 months. **Effect of Change in Control:** Double trigger vesting at target performance level for PRSUs that are assumed or replaced; single trigger vesting at the target performance level for PRSUs that are not assumed or replaced.
2019 RSUs **2020 RSUs** **2021 RSUs**	**Voluntary Termination or Termination for Cause:** Forfeiture of any unvested RSUs. **Without Cause or for Good Reason:** Forfeiture of any unvested RSUs, except for RSUs granted in 2020 which continue to vest in full as scheduled. **Death or Disability:** Full, immediate vesting of any unvested RSUs. **Retirement:** 2019: Immediate vesting of any unvested RSUs scheduled to vest in the 12 months following the retirement date (including the "early retirement date") and a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months post-retirement vesting credit). 2020/2021: If "normal retirement," any unvested RSUs will continue to vest in full as scheduled. If "early retirement," a prorated portion of any unvested RSUs scheduled to vest in the 12 months following the retirement date will continue to vest as originally scheduled, along with a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the date of retirement). **Effect of Change in Control:** Double trigger vesting for any RSUs that are assumed or replaced; single trigger vesting for any RSUs that are not assumed or replaced.

* *Unless otherwise specified in an award agreement, all unvested equity-based awards under the Omnibus Plan will be forfeited upon a termination of employment for any reason (except in the case of disability or death, as described in the Omnibus Plan). Unvested portions of Mr. Davis's one-time PRSU grant tied to volume-based goals the BacklotCars platform will be forfeited upon a termination of Mr. Davis's employment for any reason.*

Unless specified otherwise in a named executive officer's employment agreement, the termination of a named executive officer's employment with the Company or any subsidiary shall be deemed to be for "cause" under the Omnibus Plan upon any of the following events: (i) the refusal or neglect of the named executive officer to perform substantially his employment-related duties; (ii) the named executive officer's personal dishonesty, incompetence, willful misconduct, or breach of fiduciary duty; (iii) the named executive officer's indictment for, conviction of, or entering a plea of guilty or *nolo contendere* to a crime constituting a felony or his willful violation of any applicable law (other than certain exceptions set forth in the Omnibus Plan); (iv) the named executive officer's failure to reasonably cooperate, following a request to do so by the Company, in any internal or governmental investigation of the Company or any subsidiary; (v) any other act or conduct that would constitute cause for the termination of the named executive officer's employment under applicable law; (vi) the named executive officer's material breach of any written policies or rules of the Company or its subsidiaries, including any sexual harassment policy; or (v) the named executive officer's material breach of any written covenant or agreement not to disclose any information pertaining to the Company or a subsidiary or not to compete or interfere with the Company or a subsidiary.

The Omnibus Plan does not provide a default "good reason" definition in the event such term is not specified in a named executive officer's employment agreement.

ANNUAL CASH INCENTIVE AWARDS—OMNIBUS PLAN

Termination or Change in Control Scenario
Death, Disability, Voluntary Termination (with or without Good Reason) or Termination by the Company (for Cause or without Cause): Annual cash incentive awards are treated as described in the executive's employment agreement with the Company, to the extent applicable. See "Employment Agreements with Named Executive Officers" below for more information.
Retirement: Unless otherwise specified in an employment agreement, an executive receives a prorated amount of the incentive award based on actual performance for the performance period.
Effect of Change in Control: Unless otherwise determined by the administrator of the Omnibus Plan or as evidenced in an award agreement, pro rata payment based on actual performance, in the administrator's discretion.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

The amounts in the table below are based on employment agreements that were in effect for each named executive officer on December 31, 2021, and assume that the termination and/or change in control, as applicable, was effective as of December 31, 2021, the last business day of the prior fiscal year, and that the respective named executive officers exercised all options and/or received cash in exchange for vested PRSUs and RSUs at such time. The table is merely an illustrative example of the impact of a hypothetical termination of employment or change in control. The amounts that would actually be paid upon a termination of employment can only be determined at the time of such termination, based on the facts and circumstances then prevailing.

Named Executive Officer and Triggering Event	Cash Severance	Non-Equity Incentive Pay[1]	Options[2]	PRSUs[3]	RSUs[4]	Life Insurance[5]	Total
Peter Kelly							
• Death	$42,028[8]	$237,566	$214,626	$2,640,249	$298,725	$800,000	$4,233,194
• Disability[6]	$42,028[8]	$237,566	$214,626	$2,640,249	$298,725	—	$3,433,194
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$3,323,278[9]	$237,566	—	$1,267,511	$157,965	—	$4,986,320
• CIC (single trigger)	—	$237,566	—	—	—	—	$237,566
• Termination after CIC (double trigger)	$3,323,278[10]	$237,566	$214,626	$2,640,249	$298,725	—	$6,714,444
Jim Hallett							
• Death	—[8]	$205,474	$178,855	$4,218,884	$883,390	$800,000	$6,286,603
• Disability[6]	—[8]	$205,474	$178,855	$4,218,884	$883,390	—	$5,486,603
• Retirement[7]	—	$205,474	$178,855	$4,218,884	$883,390	—	$5,486,603
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$3,738,283[9]	$205,474	—	$2,578,159	$441,171	—	$6,963,087
• CIC (single trigger)	—	$205,474	—	—	—	—	$205,474
• Termination after CIC (double trigger)	$3,738,283[10]	$205,474	$178,855	$4,218,884	$883,390	—	$9,224,886
Eric Loughmiller							
• Death	$26,079[8]	$146,707	$98,370	$1,766,575	$311,844	$800,000	$3,149,575
• Disability[6]	$26,079[8]	$146,707	$98,370	$1,766,575	$311,844	—	$2,349,575
• Retirement[7]	—	—	—	$1,507,372	$298,807	—	$1,806,179
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,676,079[9]	$146,707	—	$1,002,018	$155,981	—	$2,980,785
• CIC (single trigger)	—	$146,707	—	—	—	—	$146,707
• Termination after CIC (double trigger)	$2,226,079[10]	$146,707	$98,370	$1,766,575	$311,844	—	$4,549,575
John Hammer							
• Death	$42,125[8]	$146,707	$71,542	$1,240,087	$246,782	$800,000	$2,547,243
• Disability[6]	$42,125[8]	$146,707	$71,542	$1,240,087	$246,782	—	$1,747,243
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$1,692,125[9]	$146,707	—	$716,266	$95,954	—	$2,651,052
• CIC (single trigger)	—	$146,707	—	—	—	—	$146,707
• Termination after CIC (double trigger)	$2,242,125[10]	$146,707	$71,542	$1,240,087	$246,782	—	$3,947,243
Justin Davis							
• Death	—	$51,681	—	$53,545	$212,088	$600,000	$917,314
• Disability[6]	—	$51,681	—	$53,545	$212,088	—	$317,314
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$103,846[9]	—	—	$17,848	—	—	$121,694
• CIC (single trigger)	—	$51,681	—	—	—	—	$51,681
• Termination after CIC (double trigger)	$103,846[10]	$51,681	—	$53,545	$212,088	—	$421,160
James Coyle							
• Death	$42,125[8]	$22,228	$67,925	$399,560	—	$800,000	$1,331,838
• Disability[6]	$42,125[8]	$22,228	$67,925	$399,560	—	—	$531,838
• Retirement[7]	—	—	—	—	—	—	—
• Voluntary / for Cause	—	—	—	—	—	—	—
• Termination w/o Cause or for Good Reason	$917,125[9]	$22,228	—	$133,187	—	—	$1,072,540
• CIC (single trigger)	—	$22,228	—	—	—	—	$22,228
• Termination after CIC (double trigger)	$1,208,791[10]	$22,228	$67,925	$399,560	—	—	$1,698,504

Footnotes to Potential Payments Upon Termination or Change in Control Table

(1) The amounts reported are equal to the full amount of the named executive officer's 2021 annual bonus (a December 31, 2021 termination results in a 100% payout, whereas a termination on any other date would result in a prorated amount to the extent applicable), payable under the terms of such officer's employment agreement or the Omnibus Plan, as applicable.

(2) The amounts reported assume a KAR common stock price of $15.62, which was the closing price on December 31, 2021. The amounts reported reflect the intrinsic ("in-the-money") value of shares underlying time-based options, calculated as the difference between $15.62 and the exercise price of such options. The amounts disclosed in this column do not include the value of the 2021 performance-based option awards because the performance conditions which are satisfied upon the attainment and maintenance of the Company's stock price at or above a certain level above the exercise price of the options, had not been satisfied based on the assumption of a KAR common stock price of $15.62, which was the closing price on December 31, 2021. In the event of a termination of a named executive officer's employment due to death or disability, the 2021 performance-based options will remain eligible to attain the performance conditions for one year following such termination of employment. In the event of a named executive officer's retirement (if eligible), the 2021 performance-based options will continue to vest in accordance with the applicable vesting schedule and remain subject to performance requirements.

(3) The amounts reported assume a KAR common stock price of $15.62, which was the closing price on December 31, 2021. In the event that a named executive officer terminates employment as a result of the named executive officer's death, Disability, Retirement, Normal Retirement or Early Retirement (if eligible) (each as defined in the Omnibus Plan except for Normal Retirement and Early Retirement which are defined in the applicable award agreements) prior to a Change in Control (as defined in the Omnibus Plan) and as of December 31, 2021, each of the named executive officers would be entitled to, (i) immediate vesting of all of the 2019 PRSUs that converted into RSUs and (ii) immediate vesting of all of the 2020 and 2021 PRSUs in the case of death or Disability, or continued vesting of all of the 2020 and 2021 PRSUs on the case of Normal Retirement (if eligible) or all of the 2020 PRSUs and 24/36ths of the 2021 PRSUs in the case of Early Retirement (if eligible), in each case based on actual performance of the 2020 and 2021 PRSUs. In the event that a named executive officer is terminated without Cause or resigns for Good Reason (each as defined in the applicable employment agreement) prior to a Change in Control and as of December 31, 2021, each of the named executive officers would be entitled to, (i) immediate vesting of all of the 2019 PRSUs that converted into RSUs, and (ii) continued vesting of 24/36ths of the 2020 PRSUs and 12/36ths of the 2021 PRSUs, based on actual performance in the case of the 2020 and 2021 PRSUs. With respect to the events described above, the amounts disclosed in the table for the 2019 PRSUs reflect the actual number of PRSUs that converted to RSUs based on actual performance, and the 2020 and 2021 PRSUs assume performance at the target level.

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2021, he would be entitled to receive immediate vesting of the 2019 PRSUs that converted into RSUs and the target number of 2020 and 2021 PRSUs as of his termination date, without proration, with respect to any such awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If awards are assumed or replaced in the Change in Control, and such named executive officer's employment is terminated following the Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2021, he would be entitled to receive immediate vesting of the 2019 PRSUs that converted into RSUs and the target number of 2020 and 2021 PRSUs, without proration, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the awards are assumed or replaced in the Change in Control.

Unvested portions of Mr. Davis's one-time PRSU grant tied to volume-based goals on the BacklotCars platform will be forfeited upon a termination of Mr. Davis's employment for any reason.

(4) The amounts reported assume, for KAR awards, a KAR common stock price of $15.62, which was the closing price on December 31, 2021, and, for IAA awards, an IAA common stock price of $50.62, which was the closing price on December 31, 2021. In the event a named executive officer's employment is terminated as a result of a termination for Cause or a voluntary termination prior to a Change in Control and as of December 31, 2021, he would forfeit the unvested portion of his RSUs. In the event a named executive officer's employment is terminated as a result of a termination without Cause or a resignation for Good Reason prior to a Change in Control and as of December 31, 2021, he would forfeit the unvested portion of his 2019 RSUs (and 2021 RSUs, for Mr. Davis) but receive continued vesting of his unvested 2020 RSUs. In the event a named executive officer's employment is terminated due to his death or Disability prior to a Change in Control and as of December 31, 2021, he would be entitled to receive immediate vesting of the unvested portion of his RSUs. In the event that a named executive officer terminates employment prior to a Change in Control due to his Retirement, Normal Retirement or Early Retirement (if eligible), he would be entitled to receive (i) immediate vesting of the unvested portion of his 2019 RSUs that are scheduled to vest in the 12 months following the retirement date plus a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the retirement date) and (ii) if due to Early Retirement, continued vesting of unvested portion of his 2020 RSUs (and 2021 RSUs, for Mr. Davis) that are scheduled to vest in the 12 months following the retirement date plus a prorated portion of such RSUs based on the number of full months he was employed since the most recent anniversary of the grant date (after giving 12 months vesting credit following the retirement date) and, if due to Normal Retirement, continued full vesting of the 2020 RSUs (and 2021 RSUs, for Mr. Davis).

If a Change in Control occurs prior to the termination of such named executive officer's employment, assuming a Change in Control date of December 31, 2021, he would be entitled to receive immediate vesting of any RSU awards that are not assumed or replaced in the Change in Control, each as of the Change in Control date. If such named executive officer's employment is terminated following a Change in Control as a result of a termination without Cause or a resignation for Good Reason, assuming a Change in Control date of December 31, 2021, he would be entitled to receive immediate vesting of any RSU awards that are assumed or replaced in the Change in Control, as of his termination date. With respect to a Change in Control, the amounts disclosed in the "CIC (single trigger)" rows in the table assume that the RSUs are assumed or replaced in the Change in Control.

(5) Under the Group Term Life Policy, each named executive officer's designated beneficiary is entitled to a payment in an amount equal to two times his annual salary, not exceeding $800,000.

(6) Long-term disability is a Company-paid benefit for all employees and therefore is not included in this table. The long-term disability benefit is only paid after six months on short-term disability and is 66.67% of base pay capped at $15,000 per month.

(7) As of December 31, 2021, Messrs. Hallett and Loughmiller would each have been entitled to receive accelerated or continued vesting of all or a portion of the RSUs and PRSUs because each had met the requirements for a Retirement, Normal Retirement or Early Retirement as of December 31, 2021 under the applicable award agreements under the Omnibus Plan (each was either 65 years of age, 65 years of age with at least five years of service, 55 years of age with at least 10 years of service or had reached the age of 60 and had a combination of years of age and service with the Company and its affiliates of at least 70). Further, Mr. Hallett would be entitled to receive continued vesting of the options granted in 2021 because he had met the requirements for a Retirement as of December 31, 2021 under the applicable award agreements under the Omnibus Plan (he was at least 65 years of age with at least five years of service). Messrs. Kelly, Hammer, Davis and Coyle had not satisfied any of the Retirement, Normal Retirement or Early Retirement requirements under the applicable award agreements under the Omnibus Plan as of December 31, 2021 (i.e., each was under the age of 55), and thus, they would not have been entitled to accelerated or continued vesting of their equity for a "retirement" as of such date.

As of December 31, 2021, Mr. Hallett would be entitled to a prorated payout of his 2021 annual bonus (the full bonus for a termination date of December 31, 2021) upon his Retirement (i.e., termination of his employment other than for Cause). Messrs. Kelly, Loughmiller, Hammer, Davis and Coyle had not satisfied the Retirement requirements under the Omnibus Plan as of December 31, 2021 (i.e., none had reached the age of 65), and thus, they would not have been entitled to a prorated payout of their annual bonuses for a Retirement as of such date.

(8) Under the terms of the employment agreements for each of Messrs. Kelly, Hallett, Loughmiller, Hammer and Coyle, he (or his estate) would be entitled to COBRA premium payments for 18 months in the event of his death or Disability, although Mr. Hallett would not have received this benefit with respect to a termination occurring on December 31, 2021 because he did not participate in our group health plans as of such date.

(9) These amounts are equal to (i) for Mr. Kelly, (a) two times the sum of Mr. Kelly's current annual base salary ($750,000) and his 2021 target bonus amount, and (b) COBRA premium payments for 18 months; (ii) for Mr. Hallett, two and a half times the sum of Mr. Hallett's current annual base salary ($725,000) and his 2021 target bonus amount; (iii) for Messrs. Loughmiller, Hammer and Coyle, (a) one and a half times the sum of his current annual base salary ($550,000 for Mr. Loughmiller, $550,000 for Mr. Hammer, and $500,000 for Mr. Coyle) and his 2021 target bonus amount, and (b) COBRA premium payments for 18 months; and (iv) for Mr. Davis, three weeks of annual base salary times each year of service with the Company and its affiliates.

(10) These amounts are equal to (i) for Messrs. Kelly, Loughmiller, Hammer and Coyle, (a) two times the sum of the named executive officer's current annual base salary ($750,000 for Mr. Kelly, $550,000 for Mr. Loughmiller, $550,000 for Mr. Hammer, and $500,000 for Mr. Coyle) and his 2021 target bonus amount, and (b) COBRA premium payments for 18 months; (ii) for Mr. Hallett, two and a half times the sum of Mr. Hallett's current annual base salary ($725,000) and his 2021 target bonus amount; and (iii) for Mr. Davis, three weeks of annual base salary times each year of service with the Company and its affiliates.

EMPLOYMENT AGREEMENTS WITH NAMED EXECUTIVE OFFICERS

Each of our named executive officers has an employment agreement with the Company. A summary of each of the agreements is provided below.

Peter Kelly, Eric Loughmiller, John Hammer and James Coyle

The Company has entered into substantially similar employment agreements with Messrs. Kelly, Loughmiller, Hammer and Coyle, providing for their at-will employment and the severance and change of control payments described below.

Termination Due to Death or Disability. If Messrs. Kelly, Loughmiller, Hammer or Coyle terminates his employment due to death or disability, the Company will be obligated to pay to the executive (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the "Accrued Obligations." In addition, the executive or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until the executive becomes eligible for coverage under another employer's health plan, if the executive is participating in the Company's health plans on the date of such termination of employment (the "Continued Benefits"); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on the executive's actual performance and based on the number of days the executive was employed by the Company during such calendar year (the "Pro Rata Bonus"); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to the executive (the "Earned but Unpaid Bonus").

For purposes of their employment agreements, "disability" means a "Total Disability" (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If Messrs. Kelly, Loughmiller, Hammer or Coyle voluntarily terminates his employment or if the Company terminates his employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of their employment agreements, "Cause" means the (i) executive's willful, continued and uncured failure to perform substantially their duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to the executive of such failure; (ii) executive engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) executive's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) executive's material breach of the Company's code of business conduct and ethics; or (v) executive's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by executive.

Termination Without Cause or Resignation for Good Reason. In the event Messrs. Kelly, Loughmiller, Hammer or Coyle is terminated by the Company without Cause or such executive resigns for Good Reason, the executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of one and a half times (except for Mr. Kelly, two times) his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of their employment agreements, "Good Reason" means (i) any material reduction of the executive's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide the executive's base salary, or any reduction in the executive's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that the executive relocate his principal business location to a location more than 50 miles from the executive's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, "Change of Control" has the same meaning as the term "Change in Control" under the Omnibus Plan.

Change In Control Termination. In the event Messrs. Kelly, Loughmiller, Hammer or Coyle is terminated by the Company without Cause or such executive resigns for Good Reason, as described above, and such termination occurs within two years of a Change of Control (as defined under the Omnibus Plan), the executive would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Messrs. Kelly, Loughmiller, Hammer and Coyle are subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

Jim Hallett

In connection with Mr. Hallett stepping down as Chief Executive Officer on April 1, 2021, the Company and Mr. Hallett entered into a new employment agreement to reflect Mr. Hallett's new role as Executive Chairman, effective April 1, 2021, providing for the following severance and change of control payments:

Termination Due to Death or Disability. If Mr. Hallett terminates his employment due to death or disability, the Company will be obligated to pay to Mr. Hallett (or his legal representatives) an amount equal to the sum of (i) any earned but unpaid base salary; (ii) accrued but unpaid vacation earned through the date of termination; (iii) unreimbursed business expenses; and (iv) any vested employee benefits. The aggregate of the foregoing is referred to as the "Accrued Obligations." In addition, Mr. Hallett or his estate/beneficiaries would be entitled to receive (i) COBRA premium payments for 18 months or until Mr. Hallett becomes eligible for coverage under another employer's health plan, if Mr. Hallett is participating in the Company's health plans on the date of such termination of employment (the "Continued Benefits"); (ii) the prorated portion of his annual bonus for the calendar year in which such termination of employment occurred, calculated based on Mr. Hallett's actual performance and based on the number of days Mr. Hallett was employed by the Company during such calendar year (the "Pro Rata Bonus"); and (iii) a payment equal to the amount of any annual bonus which has been earned in a prior year but which has not yet been paid to Mr. Hallett (the "Earned but Unpaid Bonus").

For purposes of his employment agreement, "disability" means a "Total Disability" (or equivalent) as defined in the Company's long term disability plan in effect at the time of the disability.

Voluntary Termination or Termination for Cause. If Mr. Hallett voluntarily terminates his employment or if the Company terminates his employment for Cause, the Company's sole obligation will be to pay him the Accrued Obligations. For purposes of his employment agreement, "Cause" means the (i) Mr. Hallett's willful, continued and uncured failure to perform substantially his duties under the agreement (other than any such failure resulting from incapacity due to medically documented illness or injury) for a period of 14 days following written notice by the Company to Mr. Hallett of such failure; (ii) Mr. Hallett engaging in illegal conduct or gross misconduct that is demonstrably likely to lead to material injury to the Company, monetarily or otherwise; (iii) Mr. Hallett's indictment or conviction of, or plea of *nolo contendere* to, a crime constituting a felony or any other crime involving moral turpitude; (iv) Mr. Hallett's material breach of the Company's code of business conduct and ethics; or (v) Mr. Hallett's violation of the restrictive covenants under the agreement or any other covenants owed to the Company by Mr. Hallett.

Termination Without Cause or Resignation for Good Reason. In the event Mr. Hallett is terminated by the Company without Cause or Mr. Hallett resigns for Good Reason, Mr. Hallett would be entitled to receive, subject to the execution and non-revocation of a release of claims, (i) a lump sum cash payment equal to the sum of two and a half times his annual base salary plus target annual bonus for the year in which such termination of employment occurs; (ii) the Continued Benefits; (iii) the Pro Rata Bonus; and (iv) the Earned but Unpaid Bonus. For purposes of his employment agreement, "Good Reason" means (i) any material reduction of Mr. Hallett's authority, duties and responsibilities; (ii) any material failure by the Company to comply with any of the terms and conditions of the agreement; (iii) any failure to timely pay or provide Mr. Hallett's base salary, or any reduction in Mr. Hallett's base salary, excluding any base salary reduction made in connection with across the board salary reductions; (iv) the requirement by the Company that Mr. Hallett relocate his principal business location to a location more than

50 miles from Mr. Hallett's principal base of operation as of the effective date of the agreement; or (v) a Change of Control occurs and, if applicable, the Company fails to cause its successor (whether by purchase, merger, consolidation or otherwise) to assume or reaffirm the Company's obligations under the agreement without change. For purposes of the foregoing, "Change of Control" has the same meaning as the term "Change in Control" under the Omnibus Plan.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Mr. Hallett is subject to the following one year post-termination restrictive covenants: (i) non-competition restrictions; and (ii) non-solicitation of Company employees and customers.

Justin Davis

In connection with the Company's BacklotCars acquisition, the Company and Mr. Davis entered into an employment agreement, providing for Mr. Davis's at will employment and the severance payments described below:

Termination Without Cause or Resignation for Good Reason. In the event Mr. Davis is terminated by the Company without Cause or Mr. Davis resigns for Good Reason, Mr. Davis would be entitled to receive, subject to the execution and non-revocation of a release of claims, an aggregate cash payment equal to three weeks of Mr. Davis's annual base salary for each year of service with the Company and its affiliates (not to exceed an amount equal to one year of Mr. Davis's annual base salary). For purposes of his employment agreement, "Cause" means (i) indictment for, conviction of, or plea of *nolo contendere* to, a felony or a crime involving moral turpitude; (ii) misappropriation of anything of value including, but not limited to, monies, assets or property; (iii) engaging in conduct that results or could reasonably be expected to result in material harm to the Company's business or reputation; or (iv) any willful action or inaction of Mr. Davis (including but not limited to the breach of his non-competition and non-solicitation obligations) which, in the reasonable opinion of the Company, constitutes dereliction (willful neglect or willful abandonment of assigned duties) or failure to comply with any valid and legal directive of the person(s) to whom Mr. Davis reports and which subjects the Company to liability. For purposes of his employment agreement, "Good Reason" means (i) a material reduction in Mr. Davis's base salary, excluding any base salary reduction made in connection with across the board salary reductions; or (ii) a relocation of Mr. Davis's principal place of employment by more than 50 miles.

Requirements With Respect to Non-Competition and Non-Solicitation. Upon a termination of employment for any reason, Mr. Davis continues to be subject to the following restrictive covenants: (i) non-competition restrictions for twelve months post-termination; and (ii) non-solicitation of Company employees for eighteen months post-termination.

CEO PAY RATIO

Summary

For the 2021 fiscal year, the ratio of the annual total compensation of Mr. Kelly, our Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Kelly ("Median Annual Compensation") was 197 to 1.

This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions described below. The assumptions used in the calculation of our estimated pay ratio are specific to our company and our employee population; therefore, our pay ratio may not be comparable to the pay ratios of other companies, including the companies in our proxy comparator group.

In this summary, we refer to the employee who received the Median Annual Compensation as the "Median Employee." For purposes of this summary, Median Annual Compensation was $43,003, and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2021 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K. For purposes of this summary, CEO Compensation was $8,477,933. CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. Kelly in the "Summary Compensation Table for 2021" for the 2021 fiscal year.

Methodology

As permitted by SEC rules, the Median Employee identified in 2020 was utilized as the Median Employee for 2021 as the Company did not experience changes in employee population or compensation arrangements that we reasonably believe would result in a significant change to this pay ratio disclosure. In 2020, to identify the Median Employee, we first determined our employee population as of December 31, 2020 (the "Determination Date"). We had 10,097 employees (other than the CEO at the time, Mr. Hallett), representing all full-time, part-time, seasonal and temporary employees of us and our consolidated subsidiaries as of the Determination Date. This number did not include any independent contractors or "leased" workers, as permitted by the applicable SEC rules. Of our 10,097 total employees (other than Mr. Hallett), approximately 308 (approximately 3% of our total employee population) are located outside of the U.S. and Canada. As permitted under the *de minimis* exemption to Item 402(u) of Regulation S-K, we chose to exclude those 308 employees in the following countries in identifying our Median Employee: Belgium (111); France (6); Germany (44); Italy (19); Mexico (14); the Netherlands (13); the United Kingdom (87); and Uruguay (14). We used our number of total employees (10,097, other than Mr. Hallett) in making our *de minimis* calculation.

We then measured compensation for the period beginning on January 1, 2020 and ending on December 31, 2020 for 9,789 employees (after the permitted exclusions noted above). This compensation measurement was first calculated by totaling base salary (for salaried employees) and wages (for hourly employees) for each employee, and converting international currencies into U.S. dollars. We annualized the total compensation for the portion of our permanent employee workforce (full-time and part-time) which worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year.

We identified five possible Median Employees (five employees with the same compensation), who were all located in the U.S. We then calculated gross wages reported on Form W-2 for all five employees, which included cash compensation, including regular pay (wages and salary), all variants of overtime (if eligible), and all variants of bonus payments actually paid (if any). We annualized the pay of employees who were placed on furlough for a portion of 2020. We then re-ranked that group of five employees to identify the Median Employee.

PROPOSAL NO. 4:
RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PROPOSAL

The Audit Committee has appointed KPMG LLP ("KPMG") to serve as the Company's independent registered public accounting firm for its fiscal year ending December 31, 2022. The Audit Committee and the Board seek to have the stockholders ratify the Audit Committee's appointment of KPMG, which has served as the Company's independent registered public accounting firm since 2007.

Although the Company is not required to seek stockholder approval of this appointment, the Board believes it is sound corporate governance to do so. If the appointment of KPMG is not ratified by the stockholders, the Audit Committee will consider the vote of the Company's stockholders and may appoint another independent registered public accounting firm or may decide to maintain its appointment of KPMG. Ratification of the appointment of our independent registered public accounting firm requires the affirmative vote of a majority of the shares present and entitled to vote at the 2022 annual meeting.

Representatives of KPMG will be present at the 2022 annual meeting and will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

✓ **The Board of Directors recommends that you vote FOR the ratification of the appointment of KPMG as our independent registered public accounting firm for 2022.**

Proxies solicited by the Board of Directors will be voted "FOR" the ratification of the appointment of KPMG as our independent registered public accounting firm for 2022 unless stockholders specify a contrary vote.



REPORT OF THE AUDIT COMMITTEE

The Audit Committee is currently comprised of three independent directors, each of whom satisfies the independence requirements of Section 10A of the Exchange Act and Rule 10A-3 thereunder. The Audit Committee oversees our financial reporting process on behalf of the Board and serves as the primary communication link between the Board as the representative of our stockholders, KPMG as our independent auditor, and our internal auditors. Our management has the primary responsibility for our financial statements and the reporting process, including the systems of internal controls and for assessing the effectiveness of internal controls over financial reporting. The Audit Committee, at least quarterly, meets with the Company's Chief Financial Officer, the Company's head of Internal Audit and representatives of KPMG and conducts separate executive sessions to discuss the audited consolidated financial statements, the evaluations of the Company's internal controls and the overall quality of the Company's financial reporting and compliance programs.

In fulfilling its responsibilities during the fiscal year, the Audit Committee reviewed and discussed with management the consolidated financial statements and related financial statement disclosures included in our Quarterly Reports on Form 10-Q and the audited consolidated financial statements and related financial statement disclosures included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Also, the Audit Committee reviewed with the independent auditors their judgments as to both the quality and the acceptability of our accounting policies. The Audit Committee's review with the independent auditors included a discussion of the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC. KPMG has provided the Audit Committee written disclosures and all communications required under PCAOB standards, including those concerning independence, and the Audit Committee has discussed those disclosures with KPMG. The Audit Committee has also reviewed non-audit services performed by KPMG and considered whether KPMG's provision of non-audit services was compatible with maintaining its independence from the Company.

The Audit Committee discussed with our internal auditors and independent auditors the overall scope and plans for their respective audits and reviewed our plans for compliance with management certification requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee met with the internal auditors and independent auditors, with and without management present, to discuss the results of the auditors' examinations, their evaluations of our internal controls, including a review of the disclosure control process, and the overall quality of our financial reporting. Management represented to the Audit Committee that the Company's consolidated audited financial statements as of and for the fiscal year ended December 31, 2021 were prepared in accordance with accounting principles generally accepted in the United States, and the Audit Committee has reviewed and discussed the audited consolidated financial statements with management and the independent auditors. The Audit Committee, or the Chair of the Audit Committee, also pre-approved all audit and non-audit services provided by the independent auditors during and relating to fiscal year 2021. In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2021.

The Audit Committee evaluates the performance of the independent auditors each year and determines whether to re-engage the current independent auditors or consider other audit firms. To assist in the evaluation of KPMG's performance for the 2021 audit, the Audit Committee conducted a comprehensive evaluation, which included obtaining input from certain members of management, assessing KPMG's independence, technical expertise, industry knowledge, adequacy of audit approach and scope, appropriateness of fees, and service and communication with management and the Audit Committee. The results of this evaluation were discussed with the KPMG engagement partner. The Audit Committee reviews with our Chief Financial Officer and the head of Internal Audit, the overall audit scope and plans, the results of internal and external audit examinations, evaluations by management and the independent auditors of our internal control over financial reporting, the quality of our financial reporting and the ability of the independent auditors to remain independent. Based on these evaluations, the Audit Committee approved the engagement of KPMG as our independent auditors for fiscal year 2022.

Although the Audit Committee has the sole authority to appoint the independent auditors, the Audit Committee has continued its long-standing practice of recommending that the Board ask our stockholders to ratify the appointment of the independent auditors at our annual meeting of stockholders.







Michael T. Kestner, Chair

J. Mark Howell

Mary Ellen Smith

FEES PAID TO KPMG LLP

The following table sets forth the aggregate fees charged to the Company by KPMG for audit services rendered in connection with the audit of our consolidated financial statements and reports for 2021 and 2020 and for other services rendered during 2021 and 2020 to the Company and its subsidiaries, as well as all out-of-pocket costs incurred in connection with these services:

Fee Category	2021	2020
Audit Fees[1]	$2,563,576	$2,432,339
Audit-Related Fees[2]	360,460	328,700
Tax Fees[3]	170,000	—
All Other Fees[4]	—	1,905
Total Fees	$3,094,036	$2,762,944

(1) ***Audit Fees:*** Consists of fees for professional services rendered for the audit of our consolidated financial statements, review of the interim condensed consolidated financial statements included in the Company's quarterly reports, the audit of our internal controls over financial reporting and services that are normally provided by independent registered public accounting firms in connection with statutory and regulatory filings or engagements, and attest services, except those not required by statute or regulation.

(2) ***Audit-Related Fees:*** Consists principally of fees for professional services rendered with respect to Service Organization Control 1 reporting, our Registration Statement on Form S-8 and the audit of our 401(k) benefit plan.

(3) ***Tax Fees:*** Consists of fees for various tax planning projects.

(4) ***All Other Fees:*** Consists principally of a license to use KPMG's accounting research software.

POLICY ON AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's independent registered public accounting firm fee pre-approval policy provides for an annual process through which the Audit Committee evaluates the nature and scope of the audit prior to the commencement of the audit. The Audit Committee also evaluates audit-related, tax and other services that are proposed, along with the anticipated cost of such services. The Audit Committee reviews schedules of specific services to be provided. If other services are provided outside of this annual process, under the policy they may be (i) pre-approved by the Audit Committee at a regularly scheduled meeting; or (ii) pre-approved by the Chair of the Audit Committee, acting between meetings and reporting back to the Audit Committee at the next scheduled meeting. All audit fees, audit-related fees, tax fees and all other fees described above were approved by the Audit Committee or the Chair of the Audit Committee before such services were rendered.

RELATED PERSON TRANSACTIONS

REVIEW AND APPROVAL OF TRANSACTIONS WITH RELATED PERSONS

Pursuant to our written related person transactions policy, the Company reviews relationships and transactions in which the Company, or one of its business units, and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest.

In the course of the review and approval of a related person transaction, the Board or the Audit Committee may consider the following factors:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to the Company;
- whether the transaction would impair the judgment of a director or executive officer to act in our best interest; and
- any other matters that we deem appropriate.

Transactions in which the amount involved exceeds $120,000 in which the Company, or one of its business units, was a participant and a related person had a direct or indirect material interest are required to be disclosed in this proxy statement. Mr. Davis's brother, Ryan Davis, is a co-founder and current Chief Strategy Officer of BacklotCars. During 2021, Mr. Ryan Davis earned approximately $289,650 in cash, was granted RSUs with a grant value of $83,343, and was also granted a one-time BacklotCars incentive award to incentivize the achievement of certain volume-based goals on the BacklotCars platform with a grant value of $1,000,000. Mr. Ryan Davis was also eligible to participate in benefit programs available to other employees of comparable level and on substantially similar terms and conditions. Except for the employment of Mr. Ryan Davis and the transactions set forth below, there were no related person transactions identified since January 1, 2021.

Issuance of Series A Preferred Stock

On June 10, 2020, we issued 500,000 shares of Series A Preferred Stock to Ignition Acquisition Holdings LP, a Delaware limited partnership and affiliate fund of Apax, for an aggregate purchase price of $500 million, or $1,000 per share, in a private offering pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and the Apax Investor, an affiliate of Ignition Acquisition Holdings LP (the "Apax Investment Agreement"). On June 10, 2020 and June 29, 2020, we issued an aggregate of 50,000 shares of Series A Preferred Stock to Periphas Kanga Holdings, LP ("Periphas"), a Delaware limited partnership and affiliate of Periphas Capital GP, LLC ("Periphas Capital"), for an aggregate purchase price of $50 million, or $1,000 per share, in private offerings pursuant to the Investment Agreement, dated as of May 26, 2020, by and between the Company and Periphas Capital (the "Periphas Investment Agreement" and, together with the Apax Investment Agreement, the "Investment Agreements").

The Series A Preferred Stock ranks senior to our common stock, with respect to dividend rights and rights on the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. The holders of the Series A Preferred Stock are entitled to a cumulative dividend at the rate of 7% per annum, payable quarterly in arrears. Dividends are payable in kind through the issuance of additional shares of Series A Preferred Stock for the first eight dividend payments, and thereafter, in cash or in kind, or in any combination of both, at our option. The holders of the Series A Preferred Stock are also entitled to participate in dividends declared or paid on our common stock on an as-converted basis.

The Series A Preferred Stock will be convertible at the option of the holders thereof at any time after June 10, 2021 into shares of common stock at a conversion price of $17.75 per share of Series A Preferred Stock and a conversion rate of 56.3380 shares of common stock per share of Series A Preferred Stock, subject to certain anti-dilution adjustments. At any time after June 10, 2023, if the closing price of the common stock exceeds $31.0625 per share, as may be adjusted pursuant to the Certificate of Designations, for at least 20 trading days in any period of 30 consecutive trading days, at our election, all or any portion of the Series A Preferred Stock will be convertible into the relevant number of shares of common stock.

The holders of the Series A Preferred Stock are entitled to vote with the holders of our common stock as a single class on all matters submitted to a vote of the holders of our common stock.

At any time after June 10, 2026, we may redeem some or all of the Series A Preferred Stock for a per share amount in cash equal to: (i) the sum of (x) the liquidation preference thereof, plus (y) all accrued and unpaid dividends, multiplied by (ii) (A) 105% if the redemption occurs at any time after June 10, 2026 and prior to June 10, 2027 (B) 100% if the redemption occurs on or after June 10, 2027.

Upon the occurrence of a change of control, and subject to certain limitations set forth in the Certificate of Designations, each holder of the Series A Preferred Stock will either (i) receive such number of shares of common stock into which such holder is entitled to convert all or a portion of such holder's shares of Series A Preferred Stock at the then current conversion price, (ii) receive, in respect of all or a portion of such holder's shares of Series A Preferred Stock, the greater of (x) the amount per share of Series A Preferred Stock that such holder would have received had such holder, immediately prior to such change of control, converted such share of Series A Preferred Stock into common stock and (y) a purchase price per share of Series A Preferred Stock, payable in cash, equal to the product of (A) 105% multiplied by (B) the sum of the liquidation preference and accrued dividends with respect to such share of Series A Preferred Stock, or (iii) unless the consideration in such change of control event is payable entirely in cash, retain all or a portion of such holder's shares of Series A Preferred Stock.

For so long as the Apax Investor or its affiliates beneficially own at least 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will continue to have the right to appoint one individual to the Board. Additionally, so long as the Apax Investor or its affiliates beneficially own at least 50% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis, the Apax Investor will have the right to appoint one non-voting observer to the Board. Likewise, so long as Periphas beneficially owns a certain percentage of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis, Periphas will have the right to appoint one non-voting observer to the Board.

The Apax Investor and certain of its affiliates are subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which the Apax Investor no longer beneficially owns 25% of the shares of Series A Preferred Stock originally purchased pursuant to the Apax Investment Agreement on an as-converted basis. Periphas is also subject to certain standstill restrictions, until the later of June 10, 2023 and the date on which Periphas no longer owns 50% of the shares of Series A Preferred Stock purchased in the Periphas issuance on an as-converted basis. Subject to certain customary exceptions, Ignition Acquisition Holdings LP and Periphas were restricted from transferring the Series A Preferred Stock until June 30, 2021.

The Apax Investor, its affiliates and Periphas have certain customary registration rights with respect to shares of the Series A Preferred Stock and the shares of the common stock held by it issued upon any future conversion of the Series A Preferred Stock. Pursuant to these rights, on February 18, 2021, the Company filed a registration statement on Form S-3 with the SEC to register for resale an aggregate of (i) 634,305 shares of Series A Preferred Stock, consisting of the 571,606 shares of Series A Preferred Stock held by Ignition Acquisition Holdings LP and Periphas as of February 12, 2021 (including shares issued as dividends payable in kind), and 62,699 shares of Series A Preferred Stock to be issued as dividends paid in-kind on such shares through June 30, 2022; and (ii) 35,735,493 shares of common stock, which represents the total number of shares of common stock issuable upon conversion of all such shares of Series A Preferred Stock. Under the registration statement, Ignition Acquisition Holdings LP and Periphas may offer and sell shares of Series A Preferred Stock or shares of common stock in public or private transactions, or both. These sales may occur at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

At the close of business on April 8, 2022, the record date, Ignition Acquisition Holdings LP and Periphas held 566,728 and 56,669 shares of our Series A Preferred Stock, respectively, which shares represented approximately 20.83% and 2.56% of our common stock on an as-converted basis.

REQUIREMENTS, INCLUDING DEADLINES, FOR SUBMISSION OF PROXY PROPOSALS

NOMINATION OF DIRECTORS AND OTHER BUSINESS OF STOCKHOLDERS

In order to submit stockholder proposals for inclusion in our proxy statement related to the 2023 annual meeting of stockholders pursuant to SEC Rule 14a-8, materials must be received by the Secretary at the Company's principal executive office at KAR Auction Services, Inc., Secretary, 11299 North Illinois Street, Carmel, Indiana 46032 no later than December 23, 2022.

The proposals must comply with all of the requirements of SEC Rule 14a-8. Proposals should be addressed to: Charles S. Coleman, EVP, Chief Legal Officer and Secretary, KAR Auction Services, Inc., 11299 North Illinois Street, Carmel, Indiana 46032. As the SEC's shareholder proposal rules make clear, simply submitting a proposal does not guarantee its inclusion in our proxy statement.

The Company's By-Laws also establish an advance notice procedure with regard to director nominations and stockholder proposals that are not submitted for inclusion in the proxy statement pursuant to SEC Rule 14a-8, but that a stockholder instead wishes to present directly at an annual meeting. To be properly brought before the 2023 annual meeting, a notice of the nomination or the matter the stockholder wishes to present at the meeting must be delivered to the Secretary at the Company's principal office in Carmel, Indiana (see address above), not less than 90 or more than 120 days prior to the first anniversary of the date of this year's annual meeting. As a result, any notice given by or on behalf of a stockholder pursuant to these provisions of the Company's By-Laws (and not pursuant to SEC Rule 14a-8) must be received no earlier than February 2, 2023, and no later than March 4, 2023. All director nominations and stockholder proposals must comply with the requirements of the Company's By-Laws, a copy of which may be obtained at no cost from the Secretary of the Company by writing to KAR Auction Services, Inc., Secretary, 11299 North Illinois Street, Carmel, Indiana 46032.

Other than the proposals described in this proxy statement, the Company does not expect any matters to be presented for a vote at the 2022 annual meeting. However, if you grant a proxy, the persons named as proxy holders on the proxy card will have the discretion to vote your shares on any additional matters properly presented for a vote at the 2022 annual meeting. If for any unforeseen reason, any one or more of the Board's nominees is not available to stand for election as director, the persons named as proxy holders will vote your proxy for such other candidate or candidates as may be nominated as a substitute by the Board.

The chairman of the meeting may refuse to allow the transaction of any business not presented beforehand, or to acknowledge the nomination of any person not made in compliance with the foregoing procedures.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: We are providing these proxy materials to you in connection with the solicitation, by our Board, of proxies to be voted at the Company's 2022 annual meeting of stockholders and at any adjournments or postponements thereof. Stockholders are invited to attend the 2022 annual meeting to be held via a live audio webcast on June 2, 2022 beginning at 9:00 a.m., Eastern Daylight Time, at www.virtualshareholdermeeting.com/KAR2022, where stockholders will be able to listen to the meeting live, submit questions and vote online. You will need the 16-digit control number provided on your Notice (as defined below under "Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?"), on your proxy card, or on the instructions that accompanied your proxy materials. Our proxy materials are first being distributed to stockholders on or about April 22, 2022.

Q: What proposals will be voted on, what is the Board's voting recommendation, and what are the standards for determining whether a proposal has been approved?

A: The holders of shares of Series A Preferred Stock are being asked to vote, as a separate class, on:

- Proposal No. 1: To elect one director (Roy Mackenzie) designated by the Apax Investor to serve until the 2023 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

The holders of shares of common stock and shares of Series A Preferred Stock, voting together as a single class, are being asked to consider and vote on the following items:

- Proposal No. 2: To elect nine directors to serve until the 2023 annual meeting of stockholders and until such director's successor is duly elected and qualified, or such director's earlier death, resignation or removal.

- Proposal No. 3: To approve, on an advisory basis, executive compensation.

- Proposal No. 4: To ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2022.

Proposal	Voting Choices and Board Recommendation	Voting Standard	Effect of Abstention	Effect of Broker Non-Vote
1. **Election of Director Nominee Designated by the Apax Investor**	• Vote "FOR" the nominee • Vote "AGAINST" the nominee • Abstain from voting for the nominee **The Board recommends a vote FOR the director nominee.**	More votes "FOR" than "AGAINST"	No effect	No effect
2. **Election of Directors**	• Vote "FOR" all nominees • Vote "FOR" specific nominees • Vote "AGAINST" all nominees • Vote "AGAINST" specific nominees • Abstain from voting for all nominees • Abstain from voting for specific nominees **The Board recommends a vote FOR each of the director nominees.**	More votes "FOR" than "AGAINST"	No effect	No effect
3. **Advisory Vote to Approve Executive Compensation**	• Vote "FOR" the advisory proposal • Vote "AGAINST" the advisory proposal • Abstain from voting on the advisory proposal **The Board recommends a vote FOR the advisory vote to approve executive compensation.**	Majority of the shares present and entitled to vote	Vote against	No effect
4. **Ratification of Independent Registered Accounting Firm**	• Vote "FOR" the ratification • Vote "AGAINST" the ratification • Abstain from voting on the ratification **The Board recommends a vote FOR the ratification of the appointment of KPMG as our independent registered accounting firm for 2022.**	Majority of the shares present and entitled to vote	Vote against	Not applicable

Q: **Who is entitled to vote?**

A: Only holders of our common stock and/or Series A Preferred Stock outstanding as of the record date, which is the close of business on April 8, 2022, may vote at the 2022 annual meeting. Each share of our common stock is entitled to one vote on each matter properly brought before the 2022 annual meeting and on which holders of common stock are entitled to vote.

Each record holder of Series A Preferred Stock will have a number of votes equal to the largest number of whole shares of common stock into which such shares are convertible on the record date on each matter that is properly brought before the 2022 annual meeting and on which holders of Series A Preferred Stock are entitled to vote together with common stock as a single class. In addition, each holder of record of Series A Preferred Stock will have one vote for each share of Series A Preferred Stock on each matter that is properly brought before the 2022 annual meeting and on which holders of Series A Preferred Stock are entitled to vote separately, as a class.

These shares include shares that are:

- held directly in your name as the stockholder of record; and

- held for you as the beneficial owner through a broker, bank or other nominee, including shares purchased under the KAR Auction Services, Inc. Amended and Restated Employee Stock Purchase Plan (the "ESPP").

On the record date, the Company had 121,532,564 shares of common stock issued and outstanding and 623,397 shares of Series A Preferred Stock issued and outstanding.

Q **Are there any requirements on how the holders of the Series A Preferred Stock must vote?**

A: Under the Investment Agreement, at the 2022 annual meeting, Ignition Acquisition Holdings LP and Periphas are required to vote their shares of Series A Preferred Stock in favor of the nine director nominees who are also being voted on by holders of common stock, in favor of the Say on Pay proposal and for ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2022, as described in these proxy materials. Ignition Acquisition Holdings LP and Periphas are entitled to vote at their discretion on the other proposals described in this proxy statement.

Q: **What is the difference between holding shares as a stockholder of record and as a beneficial owner?**

A: *Stockholder of Record.* If your shares are registered directly in your name with the Company's transfer agent, American Stock Transfer & Trust Company, LLC, you are considered a "stockholder of record" with respect to those shares. As the stockholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person online during the 2022 annual meeting.

Beneficial Owner. If your shares are held in a brokerage account or by a bank or other nominee, you hold your shares in "street name" and are considered a "beneficial owner" with respect to those shares. These proxy materials are being forwarded to you by your broker or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker on how to vote your shares and are also invited to attend the 2022 annual meeting.

Q: **How can I vote my shares and participate at the 2022 annual meeting?**

A: Stockholders may participate in the 2022 annual meeting by visiting the following website: www.virtualshareholdermeeting.com/KAR2022. To participate in the 2022 annual meeting, you will need the 16-digit control number provided on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Stockholder of Record. Shares held directly in your name as the stockholder of record may be voted online during the 2022 annual meeting. If you choose to vote your shares online during the 2022 annual meeting, please follow the instructions provided on the Notice to log in to www.virtualshareholdermeeting.com/KAR2022. You will need the control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials.

Beneficial Owner. If you are a beneficial owner in street name and want to vote your shares online during the 2022 annual meeting, you will need to ask your bank, broker or other nominee to furnish you with a legal proxy and proof of beneficial ownership, such as your most recent account statement as of April 8,

2022, the record date, a copy of the voting instruction form provided by your broker, bank, trustee, or nominee, or other similar evidence of ownership. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a proxy form.

If you hold both common stock and Series A Preferred Stock, you will need to vote, or authorize a proxy to vote, each class of stock separately. Please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted. For more information, see "What if I hold both common stock and Series A Preferred Stock" below.

Even if you plan to attend the 2022 annual meeting, the Company strongly recommends that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the 2022 annual meeting. See "How can I vote my shares without attending the 2022 annual meeting?" below.

The 2022 annual meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Please allow ample time for online check-in, which will begin at 8:45 a.m. Eastern Daylight Time.

We are holding the 2022 annual meeting online and providing Internet voting to provide expanded access and to allow you to vote your shares online during the annual meeting, with procedures designed to ensure the authenticity and correctness of your voting instructions. However, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Q: What if I hold both common stock and Series A Preferred Stock?

A: Some of our stockholders may hold both common stock and Series A Preferred Stock. If you are a holder of both common stock and Series A Preferred Stock, you can expect to receive separate sets of printed proxy materials.

You will need to vote, or authorize a proxy to vote, each class of stock separately in accordance with the instructions set forth herein and on the applicable proxy cards or voting instruction forms. Voting, or authorizing a proxy to vote, only your common stock will not also cause your shares of Series A Preferred Stock to be voted, and vice versa.

If you hold both common stock and Series A Preferred Stock, please be sure to vote or authorize a proxy to vote for each class of stock separately so that all your votes can be counted.

Q: How can I vote my shares without attending the 2022 annual meeting?

A: Whether you hold your shares directly as the stockholder of record or beneficially in street name, you may vote *without attending* the 2022 annual meeting in one of the following manners:

By Internet. Go to www.proxyvote.com and follow the instructions. You will need the control number included on your proxy card or voting instruction form;

By Telephone. Dial 1-800-690-6903. You will need the control number included on your proxy card or voting instruction form; or

By Mail.Complete, date and sign your proxy card or voting instruction form and mail it using the enclosed, pre-paid envelope.

If you vote on the Internet or by telephone, you do not need to return your proxy card or voting instruction form. Internet and telephone voting for stockholders will be available 24 hours a day, and will close at 11:59 p.m., Eastern Daylight Time, on June 1, 2022.

Q: If I am an employee holding shares pursuant to the ESPP, how will my shares be voted?

A: Employees holding stock acquired through the ESPP will receive a voting instruction form covering all shares held in their individual account from Fidelity, the plan record keeper. The record keeper for the ESPP will vote your shares (i) in accordance with the specific instructions on your returned voting instruction form; or (ii) in its discretion, if you return a signed voting instruction form with no specific voting instructions.

Q: What is the quorum requirement for the 2022 annual meeting?

A: A quorum of stockholders is necessary to hold the 2022 annual meeting. A quorum at the 2022 annual meeting exists if stockholders entitled to cast a majority of the votes entitled to be cast at the 2022 annual meeting are present in person or represented by proxy. Abstentions and broker non votes are counted as present for establishing a quorum. A broker non-vote occurs on an item when a broker, bank or other nominee is not permitted to vote on that item absent instruction from the beneficial owner of the shares and no instruction is given.

Q: **What happens if I do not give specific voting instructions?**

A: *Stockholder of Record.* If you are a stockholder of record and you sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the 2022 annual meeting.

Beneficial Owner. If you are a beneficial owner of shares and do not provide the organization (e.g., broker, bank or other nominee) that holds your shares in "street name" with specific voting instructions, the organization that holds your shares may generally vote in its discretion on "routine" matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on "non-routine" matters, such organization cannot vote your shares and will inform the inspector of election that it does not have the authority to vote on these matters with respect to your shares. This is generally referred to as a "broker non-vote." Therefore, we urge you to give voting instructions to your broker, bank or other nominee. Shares represented by such broker non-votes will be counted in determining whether there is a quorum. Because broker non-votes are not considered shares entitled to vote, they will have no effect on the outcome of any proposal other than reducing the number of shares present in person or by proxy and entitled to vote from which a majority is calculated.

- **Routine Matters.** The ratification of the appointment of KPMG as our independent registered public accounting firm for 2022 (Proposal No. 4) is considered a routine matter under applicable rules. A broker, bank or other nominee may generally vote on routine matters, and therefore no broker non votes will exist in connection with Proposal No. 4.

- **Non Routine Matters.** The election of directors (Proposals No. 1 & 2), the advisory vote to approve executive compensation (Proposal No. 3), are each considered "non routine" matters under applicable rules are considered non routine matters under applicable rules. A broker, bank or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non votes on Proposal No. 1, Proposal No. 2 and Proposal No. 3.

Q: **What does it mean if I receive more than one proxy card or voting instruction form?**

A: It means your shares are registered differently or are in more than one account. Please provide voting instructions for all proxy and voting instruction forms you receive.

Q: **Who will count the vote?**

A: The votes will be counted by the inspector of elections appointed for the 2022 annual meeting.

Q: **Can I revoke my proxy or change my vote?**

A: Yes. You may revoke your proxy or change your voting instructions at any time prior to the vote at the 2022 annual meeting by:

- providing written notice of revocation to the Secretary of the Company at 11299 North Illinois Street, Carmel, Indiana 46032;

- delivering a valid, later-dated proxy or a later-dated vote on the Internet or by telephone; or

- attending the 2022 annual meeting online and voting during the meeting, which will automatically cancel any proxy previously granted.

Please note that your attendance at the 2022 annual meeting alone will not cause your previously granted proxy to be revoked unless you vote online during the 2022 annual meeting. If you wish to revoke your proxy, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation before the vote is taken. Shares held in street name may be voted by you online during the 2022 annual meeting only if you obtain a signed proxy from the record holder giving you the right to vote such shares.

Q: **Who will bear the cost of soliciting proxies for the 2022 annual meeting?**

A: The Company pays the cost of soliciting your proxy and reimburses brokers and others for forwarding to you the proxy materials as beneficial owners of our common stock. The Company's directors, officers and employees also may solicit proxies by mail, telephone and personal contact. They will not receive any additional compensation for these activities.

Q: **Why did I receive a notice in the mail regarding the Internet availability of the proxy materials instead of a paper copy of the proxy materials?**

A: This year, we are again taking advantage of the SEC rules that allow us to furnish our proxy materials over the Internet. As a result, most of our stockholders will be mailed a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a full paper set of the proxy materials. The Notice includes information on how to access the proxy materials via the Internet as well as how to vote via the Internet. We believe this method of delivery will decrease printing and shipping costs, expedite distribution of proxy materials to you, and reduce our impact on the environment. Stockholders who receive the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

Q: **I share an address with another stockholder, and we received only one paper copy of the proxy materials. How may I obtain an additional copy of the proxy materials?**

A: We have adopted a procedure called "householding," which the SEC has approved. Under this procedure, we may deliver a single copy of the Notice and, if applicable, this proxy statement and the Company's Annual Report to multiple stockholders who share the same address unless we received contrary instructions from one or more of the stockholders.

This procedure reduces our printing and mailing costs and also reduces our impact on the environment. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, a separate copy of the Notice or this proxy statement and the Company's Annual Report, as requested, will be promptly delivered to any stockholder at a shared address to which we delivered a single copy of any of these documents. If you prefer to receive separate copies of the Notice, the proxy statement or Annual Report, contact Broadridge Financial Solutions, Inc. by calling 1-866-540-7095 or in writing at 51 Mercedes Way, Edgewood, New York 11717, Attention: Householding Department.

If you are a stockholder of record and are receiving more than one copy of the proxy materials at a single address and would like to participate in householding, please notify us by contacting Broadridge Financial Solutions, Inc. using the mailing address and phone number above. Stockholders who hold shares in "street name" may contact their broker, bank or other nominee to request information about householding.

Q: **How can I obtain a copy of KAR's Annual Report on Form 10-K?**

A: Copies of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the SEC, are available to stockholders free of charge on our website at www.karglobal.com under the "Investor Relations" tab, or by writing to KAR Auction Services, Inc., Investor Relations, 11299 North Illinois Street, Carmel, Indiana 46032.

Q: **Where can I find the voting results of the 2022 annual meeting?**

A: KAR will announce preliminary voting results at the 2022 annual meeting and publish preliminary, or final results if available, in a Current Report on Form 8-K within four business days of the 2022 annual meeting.

Q: **How can I attend the 2022 annual meeting?**

A: The 2022 annual meeting will be a completely virtual meeting of stockholders, which will be conducted through a live audio webcast. There will be no physical meeting location. You are entitled to participate in the annual meeting only if you were a Company stockholder as of the close of business on April 8, 2022 or if you hold a valid proxy for the annual meeting.

You will be able to attend the 2022 annual meeting online and submit your questions during the meeting by visiting www.virtualshareholdermeeting.com/KAR2022. You also will be able to vote your shares online during the annual meeting.

To participate in the 2022 annual meeting, you will need the 16-digit control number included on your Notice, on your proxy card, or on the instructions that accompanied your proxy materials. Instructions on how to attend and participate in our online meeting, including how to demonstrate proof of stock ownership, are posted on the meeting website.

The meeting will begin promptly at 9:00 a.m., Eastern Daylight Time. We encourage you to access the meeting prior to the start time. Online access to the meeting will open at 8:45 a.m., Eastern Daylight Time, and you should allow ample time to log in to the meeting and test your device's audio capabilities prior to the start of the meeting.

The webcast will be available for replay until midnight on June 1, 2023.

Q:	**What if I have technical difficulties or trouble accessing the meeting?**
A:	If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual meeting log-in page at www.virtualshareholdermeeting.com/KAR2022.